EXHIBIT 99.2

For Immediate Release 20-51-TR	Date:	October 26, 2020

Teck Reports Unaudited Third Quarter Results for 2020

Progress on Priority Projects and Cost Reductions Throughout the Business

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced its third quarter 2020 results, and provided an update on the significant progress made to advance priority projects and reduce costs.

“We made significant progress during the quarter on our priority projects, including safely ramping back up construction at our QB2 project and advancing the Neptune Bulk Terminals upgrade in line with schedule and budget. Our financial performance recovered strongly from a second quarter that was significantly negatively impacted by COVID-19, and despite the decline in realized steelmaking coal prices, we posted gains in profitability and operating cash flows,” said Don Lindsay, President and CEO. “Across our business, our people have adapted to the new normal of operating through the pandemic, staying focused on health and safety while continuing to responsibly produce materials essential to the global economic recovery.”

Highlights

•	Adjusted profit attributable to shareholders(1) (2) in Q3 2020 of $130 million or $0.24 per share.
•	Adjusted EBITDA(1) (2) in Q3 2020 of $638 million.
•	Adjusted site cash cost of sales(1) (2) in our steelmaking coal business is expected to be below $60 per tonne by year end.
•
Neptune Bulk Terminals upgrade project is progressing in line with budget and schedule. The five-month planned shutdown concluded in September, having delivered the expected benefits for safe and productive construction work on the upgrade project. All major equipment has been delivered to site.

•
QB2 construction activities are safely ramping back up towards full construction levels with over 7,000 people currently on site and the project is expected to be approximately 40% complete by year end.

•	Approximately $270 million in operating cost reductions and $550 million in capital cost reductions have been achieved to date from expected spending contemplated at the end of June 2019.
•	We continue to manage through the challenges presented by COVID-19 to protect the safety and health of our employees, contractors and communities in which we operate.

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Marcia Smith, Senior Vice President, Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

Financial Summary Q3 2020

•	Liquidity of $6.8 billion as at October 26, 2020.

Financial Metrics (CAD$ in millions, except per share data)	Q3 2020	Q3 2019
Revenues	$2,291	$3,035
Gross profit before depreciation and amortization1 2	$703	$1,223
Gross profit	$291	$787
EBITDA1 2	$519	$1,036
Adjusted EBITDA1 2	$638	$1,064
Profit attributable to shareholders	$61	$369
Adjusted profit attributable to shareholders1 2	$130	$389
Basic earnings per share	$0.11	$0.66
Diluted earnings per share	$0.11	$0.66
Adjusted basic earnings per share1 2	$0.24	$0.70
Adjusted diluted earnings per share1 2	$0.24	$0.69

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Key Updates

Increasing margins – not volumes – in our steelmaking coal business

•
Steelmaking coal adjusted site cash cost of sales(1) (2) decreased in the third quarter to $67 per tonne. Adjusted site cash cost of sales(1) (2) are expected to decrease over the remainder of 2020 and we expect to exit the year below $60 per tonne due to:

o	Declining strip ratios, as planned;
o	Elkview plant expansion and the closure of our higher cost Cardinal River Operations; and
o	Benefits of our cost reduction and RACE21TM programs.

•
We are nearing completion of construction of our Fording River South Active Water Treatment Facility (completion expected near the end of Q1 2021) and the Elkview saturated rock fill will be commissioned in Q4 2020, ahead of schedule and under budget.

Neptune Bulk Terminals – securing a low-cost reliable supply chain for our steelmaking coal business unit

•	The Neptune Bulk Terminals upgrade project remains in line with the previously announced capital estimate and schedule.

•	To date, COVID-19 related issues have not substantially impacted works on the critical path.

•
The five-month planned shutdown at Neptune Bulk Terminals concluded in September, having delivered the expected benefits for safe and productive construction work on the upgrade project. Construction is progressing according to plan, with completion expected in Q1 2021.

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

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•
Major equipment deliveries are complete with all equipment on site, concluding with the new shiploader arrival at the terminal on October 8. Click here for photos and video of delivery and installation of the new shiploader at Neptune Bulk Terminals.

•	Operational readiness efforts are well underway with commissioning on major pieces of equipment including the single dumper and stacker reclaimer proceeding according to, or ahead of, plan.

Executing on our copper growth strategy – QB2 a long-life, low-cost operation with major expansion potential

•	Through Q3, the project continued its staged ramp up of the construction workforce towards pre-COVID-19 levels in line with our plans developed in Q2.

o	Currently over 7,000 people on site and planning to continue ramp up through Q4, targeting over 9,000 people by the end of the year;
o	All major contractors remobilized and work is progressing well across the project in line with our ramp-up plan;
o	The construction of the additional camp space is progressing well and will provide additional capacity as this begins to come on line in Q4; and
o	Aiming to achieve overall project progress of approximately 40% by the end of the year.

•
First production is expected in the second half of 2022, but is dependent on our continued ability to successfully manage through COVID-19 going forward. The cost and schedule impact of the temporary suspension due to COVID-19 is estimated as follows:

o
In Q3, we expensed approximately $107 million of costs associated with the QB2 project suspension and remobilization and $23 million of interest that would have otherwise been capitalized for the project;

o	As at the end of Q3 2020, due to the suspension, we have expensed total costs of $272 million and $103 million of interest that would have otherwise been capitalized for the project;
o
The estimated impact from the suspension, including expensed costs, is expected to be approximately US$350 to $400 million (excluding interest) with a schedule delay of approximately five to six months; and

o	In addition, we are in the process of constructing more camp space at an incremental cost of US$45 million that would not have been required absent COVID-19.

•	Click here for photos of construction progress on QB2.

Strong financial position

•
We have US$3.8 billion available on our US$4.0 billion revolving credit facility and our US$1.0 billion revolving credit facility is undrawn as at October 26, 2020. These facilities are committed to November 2024 and June 2022, respectively. Neither facility has an earnings or cash flow based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

•
Since the launch of our cost reduction program at the beginning of Q4 2019, we have realized approximately $270 million in operating cost reductions and $550 million in capital cost reductions. These reductions are against our expected spending that was contemplated at the end of June 2019.

COVID-19 impact on our business

•
Our global workforce and contractors continue to work safely and productively as we deal with the challenges associated with the COVID-19 pandemic. Our ability to minimize the spread of the virus amongst our employees and surrounding communities has been critical.

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•	Protocols remain in place with a continued focus on preventative measures, controls and compliance, and the integration into our “new normal” of operations and planning.

•
All of our mines have recovered from COVID-19 production disruptions in the second quarter. Labour intensive activities such as maintenance, mine operations, and projects continue to be impacted by COVID-19 safety protocols.

•	We expensed $130 million in costs in the quarter relating to the temporary suspension and remobilization of our QB2 project after suspension due to COVID-19 in March 2020.

Safety and sustainability leadership

•
Year-to-date High Potential Incident Frequency (HPIF) (those incidents that have the ability to result in serious or fatal injuries) per million hours worked of 1.1, 31% lower than the same period in 2019.

•
Entered into a long-term power purchase agreement to provide 100% renewable power for Carmen de Andacollo Operations, eliminating approximately 200,000 tonnes of greenhouse gas (GHG) emissions annually.

•
As of the end of the third quarter, Teck is the top-ranked mining company for ESG performance by Sustainalytics, Vigeo Eiris, the Dow Jones Sustainability Index and FTSE4Good; is ranked in the top 10% of mining companies by ISS ESG; and has an ‘A’ rating from MSCI.

Guidance

•
We have reduced our capital expenditures, capitalized stripping and zinc unit cost guidance for the second half of 2020 (H2 2020). At the same time, we have lowered our H2 2020 copper production guidance range by 5,000 tonnes based on changes at Highland Valley Copper. Our remaining guidance for H2 2020 is unchanged from our previous disclosures.

•	Summary guidance is outlined below and our usual guidance tables can be found on pages 36 — 39.

2020 Guidance – Summary
Production Guidance – H2 2020
Steelmaking coal (million tonnes)	11 – 12
Copper (000’s tonnes)	140 – 155
Zinc (000’s tonnes)	315 – 345
Refined zinc (000’s tonnes)	155 – 165
Bitumen (million barrels)	3.6 – 4.4
Sales Guidance – Q4 2020
Steelmaking coal sales (million tonnes)	5.8 – 6.2
Red Dog zinc in concentrate sales (000’s tonnes)	145 – 155
Unit Cost Guidance – H2 2020
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)	$60 – 64
Steelmaking coal transportation costs (CAD$/tonne)	$39 – 42
Copper total cash unit costs (US$/lb.)	$1.45 – 1.55
Copper net cash unit costs (US$/lb.)	$1.20 – 1.30
Zinc total cash unit costs (US$/lb.)	$0.55 – 0.60
Zinc net cash unit costs (US$/lb.)	$0.30 – 0.40
Bitumen adjusted operating costs (CAD$/barrel)	$35 – 38

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There is still uncertainty over the extent and duration of impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers, customers and employees and on global financial markets. Accordingly, our ability to achieve the results provided in the guidance summary above depends on various factors relating to the course of the COVID-19 pandemic, in addition to the usual factors. See page 64 for details.

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Management’s Discussion and Analysis
This management’s discussion and analysis is dated as at October 26, 2020 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three months ended September 30, 2020 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2019. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2019, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

•
Our profitability in the third quarter declined from a year ago, primarily as a result of significant decreases in steelmaking coal and blended bitumen prices compared to the same period last year, partially offset by an increase in copper prices as shown in the table below.

Average Prices and Exchange Rates	Three months ended September 30,		Change
	2020	2019
Steelmaking coal (realized US$/tonne)	$102	$156	(35%)
Copper (LME cash – US$/pound)	$2.96	$2.63	13%
Zinc (LME cash – US$/ pound)	$1.06	$1.07	(1%)
Blended bitumen (realized US$/barrel)	$33.09	$45.26	(27%)
Average exchange rate (CAD$ per US$1.00)	$1.33	$1.32	1%

•
A decrease in sales volumes of our principal products, most significantly for steelmaking coal, also negatively impacted our profitability in the third quarter. We had planned mining and production outages at our steelmaking coal operations in the third quarter to correspond with anticipated reduced demand related to COVID-19 and in light of the this, we reduced logistics capacity through the five-month planned Neptune Bulk Terminals shutdown.

•
Our steelmaking coal sales in the quarter were 5.1 million tonnes and our adjusted site cash cost of sales(1) (2) was $67 per tonne. We expect December 2020 adjusted site cash cost of sales(1) (2) to be below $60 per tonne, supported by the changes in the cost structure of our steelmaking coal business unit. See page 14 for details.

•	Construction of the Neptune Bulk Terminals upgrade is progressing in accordance with plans and construction is expected to be completed in the first quarter of 2021. See page 15 for details.

•
We suspended construction on our QB2 Project in March 2020 in light of COVID-19 and construction activities have been ramping up in accordance with our restart plan with over 7,000 people currently on site. A more detailed update, including the impacts of COVID-19 on the QB2 project, is included in the Copper business unit section. See page 22 for details.

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

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•
Since the launch of our cost reduction program at the beginning of Q4 2019, we have realized approximately $270 million in operating cost reductions and $550 million in capital cost reductions. These reductions are against our expected spending that was contemplated at the end of June 2019.

•
COVID-19 continues to be the most critical health and safety issue facing Teck. All of our mines are currently operating and we continue to act to protect the safety and health of our employees, contractors and the communities in which we operate in accordance with guidance from governments and public health authorities. We expensed $130 million in QB2 costs as a result of the project suspension and ramp-up in the third quarter, of which $23 million relates to borrowing costs that would otherwise have been capitalized for QB2. See page 9 for details.

Profit and Adjusted Profit

In the third quarter, our profit attributable to shareholders was $61 million, or $0.11 per share, compared with $369 million, or $0.66 per share, in the same period a year ago.

Adjusted profit attributable to shareholders in the third quarter, taking into account the items identified in the table below, was $130 million, or $0.24 per share, compared with $389 million, or $0.70 per share, in the third quarter of 2019. The most significant third quarter adjustment to profit reflected in the table below was costs associated with COVID-19 relating to the suspension of our QB2 project. The COVID-19 costs included in our adjusted earnings calculation are outlined in more detail on page 8.

The decrease in our profit and adjusted profit compared with a year ago was primarily due to the continued negative effect of COVID-19 on the prices and sales volumes for most of our principal products, most significantly steelmaking coal.

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2020	2019	2020	2019

Profit (loss) attributable to shareholders	$61	$369	$(400)	$1,230
Add (deduct) on an after-tax basis:
Asset impairment	–	–	474	109
COVID-19 costs	64	–	233	–
Environmental costs	27	26	9	80
Inventory write-downs	11	6	76	7
Share-based compensation	18	(20)	13	(1)
Commodity derivative gains	(26)	(8)	(31)	(14)
Debt prepayment option gain	–	–	–	(77)
Loss on debt redemption or purchase	–	–	8	166
Other	(25)	16	(69)	(26)
Adjusted profit attributable to shareholders[1]	$130	$389	$313	$1,474
Adjusted basic earnings per share1 2	$0.24	$0.70	$0.58	$2.62
Adjusted diluted earnings per share1 2	$0.24	$0.69	$0.58	$2.59

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $21 million of after-tax gains ($32 million, before tax) in the third quarter, or $0.04 per share. We do not adjust our profit for pricing adjustments.

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COVID-19 Costs – Adjusted Earnings

COVID-19 operating protocols remain in place across our business with a continued focus on preventative measures, controls and compliance processes and the integration of these actions into our “new normal” of operations and business planning. Operating our mines at full production in the “new normal” environment with COVID-19 includes certain increased costs including medical testing, safety equipment, safety supplies, additional transportation and accommodation costs for social distancing, among other things. These costs and certain costs related to inefficiencies would not have occurred absent COVID-19 and are incremental costs. However, they are considered a cost of operating in this environment and are not adjusted for in our adjusted earnings calculation. To the extent these costs or inefficiencies have significantly impacted business unit costs or performance, they are discussed in the respective business unit sections of this M&DA.

In the third quarter, we expensed $107 million in costs associated with the temporary suspension of our QB2 project and the remobilization of the project. We also expensed $23 million of interest that would have otherwise been capitalized if construction on our QB2 project was not suspended. Consistent with the return to active construction of the QB2 project, we commenced capitalization of borrowing costs on the project in the third quarter.

During the second quarter, due to COVID-19, we had to temporarily reduce production at a number of our operations. As a result, we incurred idle labour and other non-productive costs, which were adjusted for in our adjusted earnings, as outlined in the table below. We also expensed costs associated with the suspension of the QB2 project and borrowing costs that would have otherwise been capitalized for QB2, consistent with the above.

With the return to active construction of the QB2 project, we expect to expense fewer costs associated with COVID-19 in the fourth quarter, absent any temporary shutdowns that may be required due to COVID-19.

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The following table is intended to outline the COVID-19 costs that are included in our adjusted earnings calculation:

Financial Statement Category (CAD$ in millions)	COVID-19 costs – Adjusted Earnings	Three months ended September 30, 2020	Nine months ended September 30, 2020
Cost of sales	COVID-19 costs at operating sites including: • Labour costs for idle employees at sites with temporary shutdowns due to COVID-19	$ –	$ 41
Other operating income (expense)	COVID-19 costs including: • QB2 demobilization, remobilization and care and maintenance costs • Antamina care and maintenance and labour costs during temporary mine closure • COVID-19 fund donations	$ 107	$ 290
Finance expense	Borrowing costs that would have been capitalized for QB2 if the project was not suspended	$ 23	$ 103
Total COVID-19 costs		$ 130	$ 434
Total COVID-19 costs (after-tax and non- controlling interests)		$ 64	$ 233

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FINANCIAL OVERVIEW	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except per share data)	2020	2019	2020	2019

Revenues and profit
Revenues	$2,291	$3,035	$6,388	$9,279
Gross profit before depreciation and amortization[1]	$703	$1,223	$1,932	$4,084
Gross profit	$291	$787	$828	$2,880
EBITDA[1]	$519	$1,036	$741	$3,273
Profit (loss) attributable to shareholders	$61	$369	$(400)	$1,230

Cash flow
Cash flow from operations	$390	$1,062	$969	$2,702
Property, plant and equipment expenditures	$589	$824	$2,199	$1,905
Capitalized stripping costs	$110	$159	$379	$528
Investments	$54	$43	$135	$123

Balance Sheet
Cash balances			$403	$1,619
Total assets			$40,267	$41,817
Debt and lease liabilities, including current portion			$6,612	$4,929

Per share amounts
Profit (loss) attributable to shareholders	$0.11	$0.66	$(0.75)	$2.19
Dividends declared	$0.05	$0.05	$0.15	$0.15

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal and bitumen)
Steelmaking coal (million tonnes)	5.1	6.5	15.1	19.0
Copper[2]	68	79	198	226
Zinc in concentrate	160	172	408	491
Zinc – refined	76	72	225	221
Bitumen (million barrels)[2]	1.5	3.1	6.1	9.1

Sales (000’s tonnes, except steelmaking coal and blended bitumen)
Steelmaking coal (million tonnes)	5.1	6.1	15.8	18.7
Copper[2]	69	75	197	226
Zinc in concentrate	202	190	462	457
Zinc – refined	77	74	227	224
Blended bitumen (million barrels)[2]	2.0	4.3	8.6	12.2

Average prices and exchange rates
Steelmaking coal (realized US$/tonne)	$102	$156	$116	$175
Copper (LME cash – US$/pound)	$2.96	$2.63	$2.65	$2.74
Zinc (LME cash – US$/ pound)	$1.06	$1.07	$0.97	$1.18
Blended bitumen (realized US$/barrel)	$33.09	$45.26	$25.83	$46.44
Average exchange rate (CAD$ per US$1.00)	$1.33	$1.32	$1.35	$1.33

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and a reconciliation to GAAP measures.
2.
We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

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BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2020	2019	2020	2019

Revenues
Steelmaking coal	$699	$1,277	$2,514	$4,417
Copper	624	601	1,599	1,877
Zinc	874	902	1,961	2,223
Energy	94	255	314	762
Total	$2,291	$3,035	$6,388	$9,279

Gross profit (loss) before depreciation and amortization1 2
Steelmaking coal	$120	$628	$761	$2,456
Copper	336	269	772	841
Zinc	283	277	598	646
Energy	(36)	49	(199)	141
Total	$703	$1,223	$1,932	$4,084

Gross profit (loss)
Steelmaking coal	$(63)	$425	$241	$1,871
Copper	232	143	491	487
Zinc	184	207	376	481
Energy	(62)	12	(280)	41
Total	$291	$787	$828	$2,880

Gross profit (loss) margins before depreciation1 2
Steelmaking coal	17%	49%	30%	56%
Copper	54%	45%	48%	45%
Zinc	32%	31%	30%	29%
Energy	(38)%	19%	(63)%	19%

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

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STEELMAKING COAL BUSINESS UNIT

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2020	2019	2020	2019

Steelmaking coal price (realized US$/tonne)	$102	$156	$116	$175
Steelmaking coal price (realized CAD$/tonne)	$135	$206	$157	$233
Production (million tonnes)	5.1	6.5	15.1	19.0
Sales (million tonnes)	5.1	6.1	15.8	18.7
Gross profit before depreciation and amortization1 2	$120	$628	$761	$2,456
Gross profit (loss)	$(63)	$425	$241	$1,871
Property, plant and equipment expenditures	$234	$184	$673	$481

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Performance

We incurred a gross loss in the third quarter from our steelmaking coal business unit of $63 million compared with gross profit of $425 million a year ago. Gross profit before depreciation and amortization(1) (2) in the third quarter declined by $508 million from a year ago (see table below), primarily due to a CAD$71 per tonne decrease in realized steelmaking coal prices and a decline in sales volumes of 16%, or 1.0 million tonnes.

Our third quarter sales volumes of 5.1 million tonnes were within the guidance range issued in the second quarter and slightly higher than the second quarter of this year.

In the third quarter, we signed a non-binding term sheet reflecting an agreement in principle with Westshore Terminals for the shipment of steelmaking coal beyond the expiry of the current contract on March 31, 2021. The proposed agreement provides for the shipment of between 5 and 7 million tonnes annually at fixed loading charges and Teck will ship a total of 32.25 million tonnes under the agreement over a period of approximately five years. The proposed agreement with Westshore Terminals complements upgrades at Neptune Bulk Terminals and capacity at Ridley Terminals. Together, these will provide greater flexibility and optionality for Teck shipments and contribute to reduced costs and improved performance and reliability throughout our steelmaking coal supply chain. The proposed agreement is subject to definitive documentation and the financial terms of the agreement will not be made public.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.
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The table below summarizes the change in gross profit, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

Gross Profit Before Depreciation and Amortization1 2 (CAD$ in millions)	Three months ended September 30,

As reported in third quarter of 2019	$628
Increase (decrease):
Steelmaking coal price realized	(370)
Sales volumes	(93)
Operating costs	6
Transportation	(20)
Poscan royalty	(23)
Inventory write-downs	(14)
Foreign exchange	6
Net decrease	(508)
As reported in current quarter	$120

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Property, plant and equipment expenditures totaled $234 million in the third quarter, which included $115 million associated with Neptune Bulk Terminals and $78 million associated with water projects. Capitalized stripping costs were $62 million in the third quarter compared with $105 million a year ago.

Markets

The COVID-19 pandemic continued to impact demand for steelmaking coal into the third quarter. However, the demand for steelmaking coal started to improve over the second half of the quarter. A number of steel producers outside of China who previously deferred purchases to manage stock levels in response to the decreased demand for their steel products began restocking raw materials in preparation for blast furnace restarts and increased levels of production expected in the fourth quarter.

Steel production in China returned to pre COVID-19 production levels during the second quarter. China continued to increase steelmaking coal seaborne imports to mitigate lower Chinese domestic production and lower imports from Mongolia through the third quarter. We expect steel producers outside of China to increase production in line with improved demand for their products in the fourth quarter as economies start to reopen and some previously idled steel plants return to production.

Subsequent to the end of the third quarter, customers and market sources are reporting that China heightened seaborne import restrictions effective October for an undefined period. While there has been no official announcement, the restrictions appear directed mainly toward Australian coal. A number of Chinese contract and spot customers have inquired for availability of prompt cargos for delivery in the fourth quarter, which we are reviewing in light of adjustments to production plans made earlier this year to manage through the pandemic and the five-month planned shutdown at Neptune Bulk Terminals that ended in September. Despite Chinese steel production running at a record-high levels and demand for steelmaking coal improving in the rest of the world as economies continue to recover, changes in seaborne steelmaking coal trade flows are impacting steelmaking coal pricing adversely while cargoes are redirected. Eventually, global demand should be unaffected by China/Australia trade restrictions. We expect improved sentiment and outlook combined with concerns about potential weather related production disruptions in Australia in the fourth quarter and early 2021 will lead to increased activity in the steelmaking coal market. We continue to monitor the effect COVID-19 might have on global economic activity and the demand for steelmaking coal.

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Operations

As previously disclosed, we had planned mining and production outages at our operations in the third quarter to correspond with anticipated reduced demand related to COVID-19. In light of the above, we reduced logistics capacity through the five-month planned shutdown at Neptune Bulk Terminals, which was completed in September. As a result, our third quarter production of 5.1 million tonnes was 22% lower than the same period a year ago.

Despite the COVID-19 measures we have implemented, daily operating productivities at our operations continue to achieve historical high performance levels. Similar to the second quarter, the efficiencies realized and supported by our RACE21™ innovation-driven business transformation program resulted in a 5% improvement in third quarter truck productivity, compared to the same period last year. The improved productivities reduced material movement costs.

Cost of Sales

COVID-19 demand impacts reduced sales and production, which when combined with the five-month planned shutdown at Neptune Bulk Terminals, resulted in higher third quarter unit costs. Proactive measures were taken to adjust mining and production outages at the operations during the third quarter to correspond with these anticipated demand and capacity constraints.

Adjusted site cash cost of sales(1) (2) in the third quarter were $67 per tonne, the same when compared to a year ago, despite fixed costs being shared over reduced production levels. Cost of sales were $762 million in the third quarter compared to $852 million a year ago, with the decrease due to cost reduction efforts and reduced volumes.

Third quarter transportation costs were $43 per tonne, 10% higher than the same period a year ago. Higher port costs on a per tonne basis were the result of reduced volumes through Neptune Bulk Terminals during the five-month planned shutdown, which concluded in September. Increased port costs were partially offset by lower rail rates.

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in CAD$ per tonne)	2020	2019	2020	2019

Adjusted site cash cost of sales[1]	$67	$67	$66	$66
Transportation costs	43	39	42	39
Inventory write-down	3	1	3	–
Unit costs[1]	$113	$107	$111	$105

Note:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation to GAAP measures.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

14    Teck Resources Limited 2020 Third Quarter News Release

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per tonne)	2020	2019	2020	2019

Adjusted site cash cost of sales[1]	$50	$51	$49	$50
Transportation costs	32	29	31	29
Inventory write-down	3	1	2	–
Unit costs[1]	$85	$81	$82	$79

Note:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation to GAAP measures.

Our total cost of sales for the quarter also included a $16 per tonne charge for the amortization of capitalized stripping costs and $20 per tonne for other depreciation.

Development Projects

The five-month planned shutdown at Neptune Bulk Terminals concluded in September, having delivered the expected benefits for safe and productive construction work on the upgrade project. Operations at Neptune Bulk Terminals commenced ahead of schedule. Commissioning of the upgraded single dumper, stacker reclaimer and the existing shiploader were ahead of plan with unloading of railcars and loading of vessels occurring in the month of September. Operational readiness efforts are underway and proceeding according to, or ahead of, plan. With the arrival of the new shiploader on October 8, all major equipment is now onsite. Upstream in the supply chain, CP and CN rail are continuing to progress infrastructure improvements and operating protocols to support increased volumes through Neptune Bulk Terminals.

Outlook

We are expecting sales of 5.8 to 6.2 million tonnes in the fourth quarter of 2020. Despite the reduced production in 2020, we continue to maintain an annual production capacity of approximately 26 to 27 million tonnes supported by the four operations in the Elk Valley.

We expect adjusted site cash cost of sales in the second half of 2020 to be between $60 to $64 per tonne consistent with our previous guidance. Higher costs of sales in the first and second quarters of 2020 were due to logistics issues and the impacts of COVID-19 and are offset by our cost reduction efforts and mine production curtailments through temporary shutdowns in the second half of the year. Further, with the closure of our Cardinal River Operations and the expansion of our Elkview Operations completed in the first half of 2020, we have structurally shifted the cost base lower for the business unit. RACE21™ continues to deliver value and with all of these factors combined, we expect December adjusted site cash cost of sales to be below $60 per tonne. While we are still refining our production plans and operating cost estimates for 2021, we expect adjusted site cash cost of sales to be inline with the second half of 2020 reflecting the structural shift in the cost base.

Transportation costs in the second half of 2020 are expected to be approximately $39 to $42 per tonne, consistent with our previously issued guidance.

We expect sustaining capital expenditures for our steelmaking coal operations to be approximately $620 million in 2020, including approximately $285 million related to water treatment, $240 million for ongoing operations and $95 million for sustaining capital projects ongoing at Neptune Bulk Terminals. Included in the sustaining capital expenditure guidance for 2020 is $140 million relating to increasing the plant capacity at Elkview Operations and the development of new mining areas at our Elk Valley Operations, including the Castle project at Fording River Operations.

15    Teck Resources Limited 2020 Third Quarter News Release

In addition to the 2020 capital expenditures noted above, the Neptune Bulk Terminals facility upgrade project includes $335 million to be spent in 2020 and approximately $210 million in 2021 and is considered growth capital. Compared to our previous guidance, spending for 2020 has decreased slightly and shifted into 2021 due to timing of project work and payments.

RACE21™ growth capital includes $25 million that will be invested in the steelmaking coal operations, relating to our autonomous haulage pilot project at our Elkview Operations.

Capitalized stripping costs in 2020 are expected to be approximately $310 to $340 million.

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short, medium and long-term water quality targets for selenium, nitrate, sulphate, and cadmium to protect the environment and human health, as well as a plan to manage calcite formation. In 2019, the B.C. Government endorsed the use of Saturated Rock Fill (SRF) technology, and we have received approval to construct an expansion and double the current SRF water treatment capacity at Elkview Operations to 20 million litres per day. Elkview Operations’ SRF has been successfully operating since January 2018, treating up to 10 million litres per day and achieving near-complete removal of nitrate and selenium from mine-impacted waters.

The majority of our 2020 planned capital spending for water projects in the steelmaking coal business unit relates to our Fording River Active Water Treatment Facility (AWTF), which is nearing completion, the Elkview Phase 2 SRF, which is expected to be under budget, the Kilmarnock Diversion, and the advancement of the Eagle 4 SRF at our Fording River Operations. Capital spending in 2020 on water treatment is expected to decrease by $20 million from our previous guidance to approximately $285 million. The reductions are due to timing of spend. As disclosed previously, COVID-19 physical-distancing protocols have resulted in short-term labour limitations. The Fording River AWTF is expected to be completed near the end of the first quarter 2021. Elkview Phase 2 SRF, which will treat 20 million litres of water per day, remains on schedule to be completed in the fourth quarter of 2020. The Kilmarnock Diversion is also on schedule to be completed in the fourth quarter of 2020, although permitting issues may delay commissioning until 2021. We continue to invest in various innovative technical solutions to address water quality issues. Additional research and development projects are ongoing to continue to improve our understanding of water quality, source control and treatment options.

From 2021 to 2024, we still plan to spend between $350 and $400 million in total to further increase water treatment to 90 million litres per day and expect the capital spend to be at the high end of this guidance range due primarily to additional project costs associated with completing Fording River AWTF. Additional capital has been allocated over the same period to advance alternative water treatment options and includes approximately $85 million for source control and calcite management and approximately $90 million for specific tributary management treatment. In addition, we expect regulatory actions to be taken shortly that will require additional spending on water management and related measures. Discussions with respect to potential Fisheries Act charges continue, as described below.

Capital spending in 2021 is expected to be similar to 2020 levels and is expected to decrease between 2022 and 2024. Following the completion of both the 20 million litres per day Elkview SRF Phase 2 in the fourth quarter of this year and the 20 million litres per day AWTF at Fording River Operations in the first quarter of 2021, the Plan includes the construction of 30 million litres per day of SRF capacity at the north end of the Elk Valley and the advancement of 12.5 million litres per day at our Line Creek Operations. The first phase of our next SRF at the north end of the Elk Valley is designed to treat 7.0 million litres per day and completion is expected in 2021.

Operating costs associated with water treatment were approximately $1.30 per tonne in 2019 and are projected to increase gradually over the long-term to approximately $3 per tonne as additional AWTFs and
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SRFs become operational. After 2024, ongoing capital costs for construction of additional treatment facilities are expected to average approximately $2.00 per tonne annually.

Final costs of implementing the Plan and managing water quality will depend in part on the technologies applied, regulatory developments, and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. As previously noted, our current plan is that the Fording River AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs. Implementation of this plan will require additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management, or that could materially affect our ability to permit mine life extensions in new mining areas.

Fish census data obtained in late 2019 showed unexpected and substantial reductions in populations of westslope cutthroat trout in certain mine-affected waters in the Elk Valley. The causes of the reductions are unclear and substantial technical effort is underway to determine whether the reductions are associated with water quality issues, flow conditions and habitat availability, predation, other natural causes, or a combination of these factors, and to develop a response plan. Until the results of this additional work are available and appropriate mitigation measures in place, we may face delays in permitting or restrictions on our mining activities in the Elk Valley. Concurrently, we are developing westslope cutthroat trout recovery actions for implementation in 2020.

During the third quarter of 2018, we received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from steelmaking coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government, which references the Plan. If federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. Discussions with respect to the draft charges continue. It is not possible at this time to fully assess the viability of our potential defenses to any charges, or to estimate the potential financial impact on us of any conviction. Nonetheless, that impact may be material.

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COPPER BUSINESS UNIT

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2020	2019	2020	2019

Copper price (realized – US$/pound)	$3.00	$2.62	$2.66	$2.74
Production (000’s tonnes)[3]	68	79	198	226
Sales (000’s tonnes)[3]	69	75	197	226
Gross profit, before depreciation and amortization1 2	$336	$269	$772	$841
Gross profit	$232	$143	$491	$487
Property, plant and equipment expenditures	$280	$505	$1,281	$1,085

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.
3.
We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements.

Performance

Gross profit from our copper business unit was $232 million in the third quarter compared with $143 million a year ago. Gross profit before depreciation and amortization(1) (2) increased by $67 million compared with a year ago (see table below) primarily due to higher copper prices, partially offset by lower sales volumes resulting from a decrease in copper production.

Copper production of 67,800 tonnes in the third quarter was 11,400 tonnes lower than a year ago, primarily due to lower production at Carmen de Andacollo and Highland Valley Copper. The decrease at Carmen de Andacollo was the result of lower ore grades, as expected in the mine plan, as well as reduced mill throughput caused by longer than anticipated maintenance shutdowns. The decrease at Highland Valley Copper was primarily due to lower mill throughput as a result of processing harder than expected ores. Production at Antamina and Quebrada Blanca were also lower than a year ago, as outlined below.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.
18    Teck Resources Limited 2020 Third Quarter News Release

The table below summarizes the change in gross profit before depreciation and amortization in our copper business unit for the quarter:

Gross Profit Before Depreciation and Amortization1 2 (CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2019	$269
Increase (decrease):
Copper price realized	69
Sales volumes	(21)
Unit operating costs	6
Co-product and by-product contribution	(6)
Inventory write-down and labour settlement (2019)	15
Foreign exchange (CAD$/US$)	4
Net increase	67
As reported in current quarter	$336

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Property, plant and equipment expenditures totaled $280 million, including $28 million for sustaining capital and $246 million for project development expenditures for QB2. Capitalized stripping costs were $31 million in the third quarter, $16 million lower than a year ago due to mine plan changes that occurred earlier in the year and the associated deferral of waste movement at Antamina and Highland Valley Copper.

Markets

Tightness in the copper concentrate market continued through the third quarter, with spot treatment charges remaining below the annual negotiated contract terms for 2020. Spot treatment charges moved up towards the end of the third quarter as smelters brought forward maintenance and operational issues that affected mine global production and logistics in the second quarter and into the third quarter started to recover. While supply constraints, due to the effects of COVID-19, improved at a number of mining operations in the third quarter, total reported mine production in Chile and Peru trended down in July and August.

Cumulative mine production disruptions in 2020 are running at record high levels due mainly to government and health authority measures required to limit the spread of COVID-19. Higher copper prices through the third quarter increased the availability of copper scrap to the global marketplace while scrap imports into China remained constrained by environmental import restrictions. The lack of scrap going into China combined with a tight concentrate market in the first half forced consumers into the cathode market, with cathode imports into China up 47% to August.

The refined copper market improved during the third quarter with prices rising from a low of US$2.72 per pound at the beginning of the quarter, exceeding US$3.10 per pound near the end of the third quarter. Demand outside of China began to recover in the third quarter while the recovery in China increased demand above 2019 levels. This was partly the result of continued Chinese government stimulus measures, increased infrastructure spending, and improved construction and manufacturing activities. China imports of copper in the third quarter were likely in excess of immediate domestic real demand as spot refined cathode premiums in China retreated to their lowest levels in more than a decade.

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Operations

Highland Valley Copper

Copper production of 29,000 tonnes in the third quarter was 8% lower than a year ago, as higher mill recoveries were more than offset by an 11% decrease in mill throughput as well as lower copper grades. Production was impacted in the third quarter by harder than expected ores following a change in mine sequencing earlier in the year in support of reduced waste movement and geotechnical constraints. Copper production is expected to be higher during the fourth quarter as a result of increased mill throughput and higher ore grades. In the third quarter, molybdenum production of 600,000 pounds was approximately 50% lower than a year ago primarily due to substantially lower grades.

Operating costs before changes in inventory in the third quarter were $131 million, or $25 million lower than a year ago primarily due to less material mined and milled, lower labour and administration costs and lower consumable prices.

Antamina

The operation performed well in the third quarter at full production rates, following a temporary shutdown due to COVID-19 in the second quarter. Copper production (100% basis) of 106,400 tonnes in the third quarter was 9,400 tonnes lower than a year ago primarily due to lower copper grades and to a lesser extent lower mill recoveries consistent with the mine plan and an expected change in ore feed characteristics. The mix of mill feed in the quarter was 54% copper-only ore and 46% copper-zinc ore, compared with 61% and 39%, respectively, a year ago. As expected in the mine plan, zinc production (100% basis) increased 48,900 tonnes from a year ago to 120,800 tonnes in the third quarter.

Operating costs before changes in inventory in the third quarter were US$63 million (22.5% share), or 10% higher than a year ago. The increase was primarily due to higher worker’s participation expense, which is the result of higher profitability.

Carmen de Andacollo

Copper production of 11,600 tonnes in the third quarter was 5,100 tonnes lower than a year ago due to lower ore grades and mill recoveries as well as reduced mill throughput. A higher proportion of ore processed from stockpiles due to blasting constraints impacted copper grades and mill recoveries. Mill throughput was impacted by several longer than planned maintenance shutdowns, which were performed by local contractors to comply with COVID-19 travel restrictions.

Operating costs before changes in inventory in the third quarter of US$49 million, were US$9 million lower than a year ago primarily due to lower maintenance and consumables costs as well as the depreciation of the Chilean peso.

Quebrada Blanca

Copper cathode production of 3,300 tonnes in the third quarter was 1,500 tonnes lower than a year ago due to the continued ramp-down of cathode production. Copper cathode production is now expected to continue at similar rates in the fourth quarter as a result of better than expected secondary copper extraction from previous leach piles, and plans are being finalized to further extend production into 2021.

Operating costs before changes in inventory in the third quarter were US$14 million, or US$4 million lower than a year ago primarily due to the ramp-down of cathode production and the depreciation of the Chilean peso.

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Cost of Sales

Total cash unit costs(1) (2) in the third quarter, before cash margin for by-products, of US$1.57 per pound, were US$0.05 per pound lower than the same period a year ago. Cost of sales of $392 million were $66 million lower than the same period last year due mainly to a 9% decline in sales volumes in the quarter, as well as lower operating costs supported by our cost reduction program.

Cash margin for by-products(1) (2) was US$0.32 per pound compared with US$0.31 per pound in the same period a year ago. Substantially higher zinc production and sales volumes from Antamina were offset by lower molybdenum sales volumes as well as lower molybdenum prices. The resulting net cash unit costs for copper, after cash margin for by-products, of US$1.25 per pound was US$0.06 per pound lower than the same period a year ago.

	Three months ended September 30,		Nine month ended September 30,
(amounts reported in US$ per pound)	2020	2019	2020	2019

Adjusted cash cost of sales1 2	$1.39	$1.43	$1.38	$1.53
Smelter processing charges	0.18	0.19	0.18	0.19
Total cash unit costs1 2	$1.57	$1.62	$1.56	$1.72
Cash margin for by-products1 2	(0.32)	(0.31)	(0.27)	(0.32)
Net cash unit costs1 2	$1.25	$1.31	$1.29	$1.40

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Outlook

We expect copper production to be at the low end of our previous guidance range and have adjusted the range to 140,000 to 155,000 tonnes in the second half of 2020 (from 145,000 to 160,000 tonnes previously) due primarily to lower production at Highland Valley Copper. We now expect copper production at Highland Valley Copper to be between 65,000 and 70,000 tonnes during this period (previously 70,000 to 75,000 tonnes). We also expect molybdenum production in the second half of 2020 to be at the lower end of our guidance range of 2.2 to 3.0 million pounds.

In the second half of 2020, we continue to expect our copper total cash unit costs to be in the range of US$1.45 to US$1.55 per pound before cash margin for by-products. Copper net cash unit costs are expected to be in the range of US$1.20 to US$1.30 per pound after cash margin for by-products based on current production plans, by-product prices and exchange rates.

We expect 2020 sustaining capital expenditures to be $140 million, including expenditures previously classified as major enhancement capital expenditures. We expect growth capital expenditures to be $35 million, excluding QB2, which is reported separately.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.
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Development Projects

Quebrada Blanca Phase 2

Project ramp-up towards pre-COVID-19 levels proceeded in accordance with plan through the third quarter, with overall project progress at 32%. The site workforce was safely increased, with over 7,000 people currently on site. Appropriate COVID-19 management protocols are in place to protect the health and safety of our employees, aligned with guidance from authorities.

We are planning to continue a ramp up of the construction workforce over the fourth quarter targeting a workforce level of approximately 9,000 by the end of the year. Based on our current ramp up schedule, and construction plans, we aim to achieve overall project progress of approximately 40% by the end of the year. Peak construction workforce levels are expected sometime in the first half of 2021.

As previously reported, the temporary suspension due to COVID-19 in mid-March and costs related to managing in the current COVID-19 environment will impact both project capital and schedule. The overall impact to cost and schedule of the temporary suspension due to COVID-19 is estimated below.

The impact of the construction suspension, including estimated expensed ramp-up costs and estimated costs associated with ongoing compliance with health and safety protocols in the context of COVID-19, are anticipated to be approximately US$350 to US$400 million. This does not include interest that would have otherwise been capitalized if the project were not suspended. First production is expected in the second half of 2022 reflecting a schedule delay of approximately five to six months, including demobilization, suspension and restart impacts. In addition, we are in the process of constructing more camp space at an incremental cost of US$45 million that would not have been required absent COVID-19.

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ZINC BUSINESS UNIT

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2020	2019	2020	2019

Zinc price (realized – US$/pound)	$1.05	$1.07	$0.98	$1.15
Production (000’s tonnes)
Refined zinc	76	72	225	221
Zinc in concentrate[1]	133	156	345	441
Sales (000’s tonnes)
Refined zinc	77	74	227	224
Zinc in concentrate[1]	175	174	402	408
Gross profit before depreciation and amortization2 3	$283	$277	$598	$646
Gross profit	$184	$207	$376	$481
Property, plant and equipment expenditures	$61	$83	$155	$184

Notes:
1.	Represents production and sales from Red Dog and Pend Oreille (closed in July 2019). Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Performance

Gross profit from our zinc business unit was $184 million in the third quarter compared with $207 million a year ago. Gross profit before depreciation and amortization increased by $6 million compared with a year ago (see table below) as a result of higher sales volumes and lower unit operating costs, which were partially offset by higher royalty expense.

At our Red Dog Operations, zinc and lead production in the third quarter decreased by 14% and 9%, respectively, compared to a year ago. The lower production was primarily due to lower ore grades as expected in the mine plan as well as reduced mill throughput. At Trail Operations, production of refined zinc and refined lead were both 6% higher than a year ago.

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The table below summarizes the change in gross profit before depreciation and amortization, in our zinc business unit for the quarter.

Gross Profit Before Depreciation and Amortization1 2 (CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2019	$277
Increase (decrease):
Zinc price realized	(4)
Sales volumes	8
Unit operating costs	7
Co-product and by-product contribution	6
Royalties	(11)
Net increase	6
As reported in current quarter	$283

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Property, plant and equipment expenditures include $61 million for sustaining capital, of which $5 million relates to our Trail Operations and $56 million relates to Red Dog.

Markets

The zinc concentrate market remained in deficit in the third quarter, with spot treatment charges remaining below the annual negotiated terms for 2020. Production and logistics issues in Latin America combined with lower Chinese domestic mine production extended the shortage of material available to smelters during the quarter. Chinese zinc mine production was down 3.8% year to date to July, while smelter production was up 2.4% according to the International Lead Zinc Study Group. Zinc concentrate shipments into China rose 39% to the end of August over the previous year. Despite an increase in imports over 2019, the global concentrate market remained tight, as supply from Latin America during the first three quarters remained under pressure.

The refined zinc market improved during the third quarter, as the slowdown in the automotive sector due to COVID-19 began to subside. Zinc prices rose during the third quarter from a low of US$0.91 per pound at the beginning of the quarter, exceeding US$1.10 per pound near the end of the quarter. Most global automotive plants restarted by early May and continued to ramp up production and rebuild inventories during the quarter. The slow reopening of economies in Europe and North America started to bring buyers back into the market. In China, manufacturers returned to normal operating rates with galvanized steel benefiting from improved construction and infrastructure demand. In the rest of the world, construction and infrastructure demand remained relatively stable while manufacturing and automotive demand have been slower to recover.

Operations

Red Dog

Zinc production declined to 132,300 tonnes in the third quarter compared with 153,100 tonnes a year ago. The decrease was primarily due to lower zinc ore grades as a result of water discharge related restrictions in the mine plan and unexpected maintenance and repairs causing lower mill throughput during the quarter. Lead production decreased to 26,300 tonnes compared with 28,900 tonnes a year ago as a result of lower lead ore grades and lower mill throughput.

Operating costs before inventory changes in the third quarter were US$80 million, similar to a year ago.
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We continue implementing an increased number of tailings and water-related projects in 2020 to manage increased precipitation and water levels at the Red Dog mine. Climate change is affecting conditions in the receiving environment, which limited our ability to discharge treated water during the third quarter. During the third quarter, we completed a raise of the tailings facility earlier than originally planned to provide additional flexibility for water storage. In addition, a new water treatment plant was installed to increase the water discharge capacity when permit limitations allow. These projects have removed the temporary restrictions from the mine plan put in place to manage water levels, and the unexpected maintenance issues experienced in the third quarter have been resolved.

Trail Operations

Refined zinc production of 76,400 tonnes in the third quarter was 4,500 tonnes higher than a year ago. In the third quarter of 2019, production was impacted by the electrical equipment failure in the zinc refinery.

Refined lead production of 18,200 tonnes in the third quarter was 1,100 tonnes higher than the same period last year.

Silver production decreased to 2.6 million ounces compared with 3.5 million ounces a year ago primarily as a result of lower silver contained in concentrate feeds.

Operating costs before changes in inventory in the third quarter were 3% lower than a year ago at $118 million primarily due to lower supplies and maintenance costs.

Cost of Sales

Total cash unit costs of product sold in the third quarter for our zinc mining operations, before cash margin for by-products, of US$0.57 per pound were US$0.03 per pound higher than a year ago. Total cash unit costs were higher than the same period last year primarily due to higher smelter processing charges. Cost of sales in our zinc business unit were $690 million in the third quarter compared with $695 million a year ago.

Cash margin for by-products(1) (2) was US$0.39 per pound compared with US$0.37 per pound in the same period a year ago primarily due to higher silver prices and higher silver and lead sales volumes, partially offset by lower lead prices. The resulting net cash unit costs for zinc, after cash margin for by-products, of US$0.18 per pound were similar to a year ago.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2020	2019	2020	2019

Adjusted cash cost of sales1 2	$0.28	$0.30	$0.26	$0.31
Smelter processing charges	0.29	0.24	0.25	0.20
Total cash unit costs1 2	$0.57	$0.54	$0.51	$0.51
Cash margin for by-products1 2	(0.39)	(0.37)	(0.18)	(0.18)
Net cash unit costs1 2	$0.18	$0.17	$0.33	$0.33

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.
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Outlook

We continue to expect zinc in concentrate production in the second half of 2020, including co-product zinc production from our copper business unit, to be in the range of 315,000 to 345,000 tonnes. We continue to expect lead production from Red Dog to be in the range of 45,000 to 50,000 tonnes in the second half of 2020.

In the second half of 2020, we now expect our zinc total cash unit costs to be in the range of US$0.55 to US$0.60 per pound before cash margin for by-products, compared with our previous guidance of U$0.60 to US$0.65 per pound. Zinc net cash unit costs are expected to be in the range of US$0.30 to US$0.40 per pound after cash margin for by-products in the second half of 2020 based on current production plans, by-product prices and exchange rates. This is lower than our previous guidance due to strong third quarter cost performance and higher silver prices. Zinc net cash unit costs are expected to be higher in the fourth quarter than in the third quarter primarily due to lower lead sales, reflecting the normal seasonal pattern of Red Dog sales.

We expect 2020 sustaining capital expenditures to be $190 million.

The Red Dog concentrate shipping season, which commenced on July 13, 2020 following a delay due to the failure of the loading arm on one of two shipping barges, is expected to be completed in early November. The repairs to the barge were completed by the end of July and shipping has been advancing as planned since. The failure has affected the timing of some customer deliveries but we continue to expect to ship all Red Dog production during the shipping season. We expect sales of 145,000 to 155,000 tonnes of contained zinc in the fourth quarter, reflecting the normal seasonal pattern of Red Dog sales.

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ENERGY BUSINESS UNIT

Fort Hills1

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2020	2019	2020	2019

Blended bitumen price (realized US$/bbl)2 3	$33.10	$45.26	$25.83	$46.44
Bitumen price (realized CAD$/bbl)2 3	$34.89	$52.61	$21.45	$54.69
Operating netback (CAD$/bbl)2 3	$(22.08)	$14.33	$(23.60)	$15.32
Production (million bitumen barrels)	1.5	3.1	6.1	9.1
Production (average barrels per day)	16,702	33,674	22,308	33,247
Sales (million blended bitumen barrels)	2.0	4.3	8.6	12.2
Gross profit (loss) before depreciation and amortization[3]	$(36)	$49	$(199)	$141
Gross profit (loss)	$(62)	$12	$(280)	$41

Notes:
1.	Fort Hills figures presented at our ownership interest of 21.3%.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Performance

We incurred a gross loss of $62 million from our energy business unit in the third quarter compared with gross profit of $12 million a year ago. Gross profit before depreciation and amortization from our energy business decreased by $85 million from a gross profit of $49 million a year ago (see table below) to a gross loss of $36 million in the third quarter of this year. Realized prices and operating results were significantly impacted by continued market volatility and a material decline in global benchmark crude oil prices, including Western Canadian Select (WCS) compared to the same period last year.

Our 21.3% share of bitumen production from Fort Hills decreased by 16,972 barrels per day in the third quarter compared to last year. As previously announced, the Fort Hills Partners safely and efficiently reduced operations to a single train facility in the second quarter, which helped reduce negative cash flows through the third quarter in light of COVID-19 and unprecedented low WCS prices. Production was also impacted by extreme wet weather, which resulted in soft pit conditions in July. However, we expect to remain within our production guidance, noted below, for the year.

Cost of sales were $156 million in the third quarter compared with $243 million a year ago, reflecting the transition to a single train operation in the second quarter of this year. Adjusted operating costs(1) (2) of $41.18 per barrel in the third quarter were higher than the $27.31 per barrel in the same period last year as a result of the reduced volumes. For the nine months ended September 30, 2020, our adjusted operating costs were $32.26 per barrel and we expect to remain within our previously issued annual guidance of $35 to $38 per barrel for 2020.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.
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The table below summarizes the change in gross profit, before depreciation and amortization, in our energy business unit for the quarter:

Gross Profit (Loss) Before Depreciation and Amortization1 2 (CAD$ in millions)	Three months ended September 30,

As reported in third quarter of 2019	$49
Increase (decrease):
Bitumen price realized	(28)
Sales volumes	(47)
Unit operating costs	(19)
Crown royalties	6
Transportation costs and other	3
Net decrease	(85)
As reported in current quarter	$(36)

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

In the third quarter, our share of Fort Hills’ capital expenditures was $10 million and our annual guidance of $85 million is unchanged.

Markets

Our blended bitumen price realizations are influenced by the monthly calendar NYMEX WTI, and Canadian heavy crude oil differentials at Hardisty and the U.S. Gulf Coast for WCS. Price realizations are also marginally affected by the specific quality of our blended bitumen.

In the third quarter, NYMEX WTI averaged US$40.93 per barrel. The WCS price for our Hardisty deliveries of blended bitumen were indexed at an average of the NYMEX WTI price less US$9.09 per barrel, for a WCS blend value of US$31.84 per barrel. U.S. Gulf Coast deliveries were priced at an average of NYMEX WTI minus US$2.18 per barrel, for a WCS blend value of US$38.75 per barrel.

Crude oil prices were stable throughout much of the third quarter with global benchmark prices trading in a relatively narrow range as compared to the second quarter. Prices were supported by improving demand fundamentals as COVID-19 restrictions continued to be relaxed during the quarter. Continued strong demand for Canadian heavy blends, combined with production shut-ins and unplanned outages contributed to improved differentials relative to the second quarter. However, we expect differentials to marginally widen in the fourth quarter as shut-in production returns to the market.

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Operating Netback

The table below summarizes our Fort Hills operating netback:

	Three months ended September 30,		Nine months ended September 30,
(Amounts reported in CAD$ per barrel of bitumen sold)	2020	2019	2020	2019

Bitumen price realized1 2 3	$34.89	$52.61	$21.45	$54.69
Crown royalties[4]	(0.23)	(1.81)	(0.54)	(1.58)
Transportation costs for FRB[5]	(15.56)	(9.16)	(12.25)	(9.59)
Adjusted operating costs1 2 6	(41.18)	(27.31)	(32.26)	(28.20)
Operating netback1 2	$(22.08)	$14.33	$(23.60)	$15.32

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.
3.
Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs.

FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
4.
The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase.

5.
Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.

6.	Adjusted operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mining and processing operation and exclude inventory write-downs.

Outlook

As previously announced, the Fort Hills Partners have decided to restart the second train and plan to ramp up production to approximately 120,000 barrels per day by the end of the year, which is earlier than previously anticipated. On this basis, Fort Hills’ annual 2020 production is expected to be approximately 105,000 to 115,000 barrels per day, of which Teck’s share is 21.3%. We also lowered our adjusted unit operating costs guidance by $2 per barrel to $35 to $38 per barrel for the year and expect to remain within our production and adjusted unit operating cost guidance for the year. The Fort Hills partners continue to monitor market conditions and may adjust the operating plan for Fort Hills accordingly.

We previously reduced our planned 2020 capital spending in our energy business unit to $85 million from $175 million and this remains unchanged from our previous guidance.

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RACE21TM

Work continues on our RACE21™ innovation-driven transformation program where we continue to implement initiatives delivering significant key performance indicator improvements. Our approach to capturing value continues to be based on aligning investment with expected margin improvements and individual RACE21TM initiatives continue to be evaluated and advanced based on their value-creation merits and considered in the context of our capital allocation framework.

For the nine months ended September 30, 2020, we have spent $173 million on the RACE21TM program and we are expecting to spend $82 million in the fourth quarter.

Our ability to realize our value targets on our planned timeline is uncertain because it continues to be impacted by the disruptions arising from the ongoing pandemic.

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $127 million in the third quarter compared with $107 million a year ago. Significant items in the quarter included a $28 million remeasurement loss on our decommissioning and restoration provisions for closed operations, primarily due to changes in discount rates, $25 million of share-based compensation expense and $26 million for take or pay contract costs. This was partly offset by $32 million of positive pricing adjustments, $35 million of gains on commodity derivatives and $47 million of gains on exploration property transactions during the quarter.

In the third quarter, we expensed $130 million in costs associated with the temporary suspension and remobilization of our QB2 project, of which $107 million was recorded through other operating income and expense and $23 million related to borrowing costs that would have otherwise been capitalized had our QB2 project not been suspended.

The table below outlines our outstanding receivable positions, provisionally valued at September 30, 2020 and June 30, 2020.

	Outstanding at		Outstanding at
	September 30, 2020		June 30, 2020
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	111	3.03	81	2.73
Zinc	208	1.10	117	0.93

Our finance expense of $65 million in the third quarter was consistent with the same period a year ago. Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. We expensed approximately $23 million of interest that would have otherwise been capitalized against our QB2 project during the third quarter. We ceased capitalization of interest on the QB2 project when we suspended construction activities due to COVID-19 in the first quarter. Consistent with the return to active construction on the QB2 project in the third quarter, we commenced capitalization of borrowing costs again on the project, including interest on draws on the QB2 project financing, in the third quarter.

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Income Taxes

Provision for income and resource taxes was $19 million, or 43% of pre-tax profit of $44 million. This rate is higher than the Canadian statutory income tax rate of 27% due primarily to resource taxes and higher taxes in some foreign jurisdictions. In addition, in this quarter with overall low operating margins, our rate is driven higher because certain corporate and finance costs are not deductible in computing income for resource tax purposes.

Due to available tax pools, we are currently shielded from cash income taxes in Canada. We remain subject to cash resource taxes in Canada and both cash income and resource taxes in foreign jurisdictions.

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	September 30,		December 31,
	2020		2019

Unsecured term notes	$3,478		$3,209
US$5 billion of revolving credit facilities	129		–
QB2 US$2.5 billion limited recourse project finance facility	779		–
Lease liabilities	563		518
Antamina loans	62		23
Other	2		3
Less unamortized fees and discounts	(56)		(31)
Debt (US$ in millions)	$4,957		$3,722

Debt (Canadian $ equivalent)[1] (A)	$6,612		$4,834
Less cash balances	(403)		(1,026)
Net debt[2] (B)	$6,209		$3,808

Equity (C)	$21,506		$22,074
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	22%		15%
Net debt to adjusted EBITDA ratio2 3	2.5	x	0.9	x
Weighted average coupon rate on the term notes	5.5%		5.6%

Notes:
1.	Translated at period end exchange rates.
2.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Our liquidity remains strong at $6.8 billion as at October 26, 2020.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. The only financial covenant under our bank agreements is a requirement for our net debt to capitalization ratio(1) (2) not to exceed 60%. That ratio was 23% at September 30, 2020.

Notes:
(1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.
31    Teck Resources Limited 2020 Third Quarter News Release

We have US$5.0 billion of committed revolving credit facilities, of which US$4 billion is committed to November 2024 and US$1 billion is committed to June 2022. Neither facility has an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. We have no significant debt maturities prior to 2030 and we have investment grade credit ratings from all four credit rating agencies. At October 26, 2020, US$198 million was drawn on the US$4 billion facility and there were no draws on the US$1 billion facility.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that secure our reclamation and other obligations. The amounts issued under these facilities totaled approximately $2.6 billion at September 30, 2020. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

We drew US$341 million on the US$2.5 billion limited recourse project financing facility in the third quarter to fund the development of the QB2 project. Going forward, project funding will be from the project financing until the project reaches a specific ratio of project financing to total shareholders funding. Teck’s next contributions to project capital are not expected until the first half of 2021, subject to the impact of COVID-19 on the project schedule and timing of capital spending. We do not expect COVID-19 impacts to prevent us from drawing on the project finance facility.

In connection with our June private placement of US$550 million principal amount of 3.90% notes due 2030, we agreed to conduct an exchange offer that would allow holders to exchange their unregistered notes for publicly registered ones. We commenced the exchange offer on September 30, and expect it to close on October 30, 2020. There will be no change to the aggregate principal amount of 3.90% notes due 2030 outstanding.

Operating Cash Flow

Cash flow from operations in the third quarter was $390 million compared with $1.1 billion a year ago, with the decrease primarily due to substantially lower steelmaking coal prices and volumes in the quarter compared with a year ago.

During the third quarter, changes in working capital items resulted in a use of cash of $74 million compared with a source of cash of $189 million a year ago. The fluctuation in working capital changes year-over-year was primarily related to changes in our trade receivable balances and the timing of sales.

Investing Activities

Expenditures on property, plant and equipment were $589 million in the third quarter, including $246 million for the QB2 project, $89 million on the Neptune Bulk Terminals expansion and $241 million on sustaining capital. The largest components of sustaining expenditures were $139 million at our steelmaking coal operations, $56 million at Red Dog and $17 million at Antamina.

Capitalized production stripping costs were $110 million in the third quarter compared with $159 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal operations. Capitalized production stripping costs were lower than a year ago due mainly to the planned mining and production outages at our steelmaking coal operations in the third quarter to correspond with the reduced capacity through the extended Neptune Bulk Terminals shutdown and anticipated reduced demand related to COVID-19.

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The table below summarizes our year-to-date capital spending for 2020:

($ in millions)	Sustaining	Growth	RACE21TM	QB2 Project	Sub-total	Capitalized Stripping	Total

Steelmaking coal	$426	$229	$18	$–	$673	$241	$914
Copper	95	24	2	1,160	1,281	99	1,380
Zinc	150	1	4	–	155	39	194
Energy	77	1	–	–	78	–	78
Corporate	9	–	3	–	12	–	12
	$757	$255	$27	$1,160	$2,199	$379	$2,578

Financing Activities

Debt proceeds totaled $1.4 billion in the third quarter, while debt repayments totaled $866 million. Transactions on our US$4 billion revolving credit facility included the drawdown of $899 million offset by repayments of $829 million in the third quarter. In addition, there was a drawdown of $454 million on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. Both of the debt facilities are further outlined above in our liquidity section.

Interest and various finance fees and charges paid in the third quarter were $104 million, the same as a year ago.

In September, we paid $27 million in respect of our regular base quarterly dividend of $0.05 per share.

FINANCIAL RISK MANAGEMENT

The sales of our products are denominated in U.S. dollars while a significant portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at September 30, 2020, $3.5 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce. While price volatility will remain a significant factor in our industry, we have taken steps to insulate our company from its effects, including strengthening our balance sheet and credit ratings by reducing debt over the past several years.

We remain confident in the longer-term outlook for our major commodities, however, global economic uncertainty and COVID-19 have had a significant negative effects on the prices for our products in 2020. The extent and duration of impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets over the remainder of the year and going forward is not known at this time, but could be material.

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Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole.

The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our updated 2020 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.32, is as follows:

	2020 Mid-Range	Change	Estimated	Estimated
	Production		Effect of Change	Effect on
	Estimates1 4		On Profit[2]	EBITDA[2]
			($ in millions)	($ in millions)

US$ exchange		CAD$0.01	$31	$46
Steelmaking coal (million tonnes)	21.5	US$1/tonne	$17	$26
Copper (000’s tonnes)	280.0	US$0.01/lb.	$5	$8
Zinc (000’s tonnes)[3]	890.0	US$0.01/lb.	$9	$12
WCS (million bbl)[4]	8.6	US$1/bbl	$8	$11
WTI[5]		US$1/bbl	$5	$6

Notes:
1.	All production estimates are subject to change based on market and operating conditions.
2.
The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.

3.	Zinc includes 310,000 tonnes of refined zinc and 580,000 tonnes of zinc contained in concentrate.
4.
Bitumen volumes from our energy business unit. Estimated profit and EBITDA sensitivities are based on Fort Hills’ production levels of approximately 120,000 barrels per day and not based on 2020 mid-range production estimate of 8.6 million barrels of bitumen.

5.
Our WTI oil price sensitivity takes into account our interest in Fort Hills for respective change in revenue, partially offset by the effect of the change in diluent purchase costs as well as the effect on the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

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GUIDANCE

We have reduced our capital expenditures, capitalized stripping and zinc unit cost guidance H2 2020. At the same time, we have lowered our H2 2020 copper production guidance range by 5,000 tonnes based on changes at Highland Valley Copper. Our remaining guidance for H2 2020 is unchanged from our previous disclosures.

There is still uncertainty over the extent and duration of impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets over the remainder of the year and going forward. Accordingly, the ability for us to achieve the guidance provided throughout this document is dependent on various factors, which includes the COVID-19 pandemic and how it might affect us, our customers and our suppliers.

Since the launch of our cost reduction program at the beginning of the fourth quarter of 2019, we have realized approximately $270 million in operating cost reductions and $550 million in capital cost reductions. These reductions are against our expected spending that was contemplated at the end of June 2019. The realized and the remaining targeted cost reductions are included in our guidance noted below.

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Production Guidance

The table below shows our share of production of our principal products for 2019, our actual production from the first half (H1) of 2020, our guidance for production for the second half (H2) of 2020 and for the following three years.

Units in 000’s tonnes (excluding steelmaking coal, molybdenum, refined silver and bitumen)	2019	Actuals H1 2020	Previous Guidance H2 2020	Change		Current Guidance H2 2020	Three-Year Guidance 2021 – 2023

PRINCIPAL PRODUCTS

Steelmaking coal (million tonnes)	25.7	10.0	11 – 12	–		11 – 12	26 – 27
				–
Copper1 2 3
Highland Valley Copper	121.3	56.4	70 – 75	(5)	)(5)	65 – 70	145 – 165
Antamina	100.9	35.1	45 – 50	–		45 – 50	90
Carmen de Andacollo	54.0	31.5	27 – 30	–		27 – 30	50 – 55
Quebrada Blanca [5]	21.1	6.8	3 – 5	–		3 – 5	–
	297.3	129.8	145 – 160	(5)	)(5)	140 – 155	285 – 310
Zinc1 2 4
Red Dog	552.4	212.3	260 – 285	–		260 – 285	500 – 540
Antamina	68.3	36.0	55 – 60	–		55 – 60	90 – 100
Pend Oreille	19.4	–	–	–		–	–
	640.1	248.3	315 – 345	–		315 – 345	590 – 640
Refined zinc
Trail Operations	287.4	148.7	155 – 165	–		155 – 165	305 – 315
				–
Bitumen (million barrels)2 6				–
Fort Hills	12.3	4.6	3.6 – 4.4	–		3.6 – 4.4	10 – 14
OTHER PRODUCTS
				–
Lead[1]
Red Dog	102.8	44.8	45 – 50	–		45 – 50	80 – 90
				–
Refined lead				–
Trail Operations	69.0	36.9	30 – 35	–		30 – 35	65 – 70
				–
Molybdenum (million pounds)1 2
Highland Valley Copper	6.6	2.2	1.2 – 2.0	–		1.2 – 2.0	3.0 – 4.5
Antamina	1.8	1.1	1.0 – 1.0	–		1.0 – 1.0	2.0 – 3.0
	8.4	3.3	2.2 – 3.0	–		2.2 – 3.0	5.0 – 7.5
Refined silver (million ounces)				–
Trail Operations	14.0	6.2	5 – 6	–		5 – 6	N/A
Notes:
1.	Metal contained in concentrate.
2.
We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

3.	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.
5.	Excludes production from QB2 for three-year guidance 2021–2023.
6.
The 2021–2023 bitumen production guidance assumes lower production in 2021 and that Fort Hills is fully operational by 2023. The Fort Hills Partners continue to monitor market conditions and may adjust the operating plan accordingly.

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Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q3 2020	Guidance Q4 2020

Steelmaking coal (million tonnes)	5.1	5.8 – 6.2
Zinc (000’s tonnes)[1]
Red Dog	175	145 – 155

Note:
1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products for 2019, our unit costs for the first half (H1) of 2020 and our unit cost guidance for the second half (H2) of 2020.

	2019	Actuals H1 2020	Previous Guidance H2 2020	Change	Guidance H2 2020

Steelmaking coal[1]
Adjusted site cash cost of sales[5]	$65	$66	$60 – 64	$–	$60 – 64
Transportation costs	39	41	39 – 42	–	39 – 42
Inventory write-down	1	3	–	2	2
Unit costs[5] – CAD$/tonne	$105	$110	$99 – 106	$2	$101 – 108
Copper[2]
Total cash unit costs[5] (US$/lb.)	$1.68	$1.56	$1.45 – 1.55	$–	$1.45 – 1.55
Net cash unit costs3 5 (US$/lb.)	1.39	1.31	1.20 – 1.30	$–	1.20 – 1.30
				–
Zinc[4]
Total cash unit costs[5] (US$/lb.)	$0.51	$0.46	$0.60 – 0.65	$(0.05)	$0.55 – 0.60
Net cash unit costs3 5 (US$/lb.)	0.34	0.44	0.40 – 0.50	(0.10)	0.30 – 0.40
				–
Bitumen
Adjusted operating costs[5] (CAD$/barrel)	$29.24	$29.54	$35 – 38	$–	$35 – 38

Notes:
1.	Steelmaking coal unit costs are reported in Canadian dollars per tonne.
2.
Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for H2 2020 assumes a zinc price of US$1.04 per pound, a molybdenum price of US$8 per pound, a silver price of US$26 per ounce, a gold price of US$1,925 per ounce and a Canadian/U.S. dollar exchange rate of $1.33.

3.	After co-product and by-product margins.
4.
Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for H2 2020 assumes a lead price of US$0.86 per pound, a silver price of US$26 per ounce and a Canadian/U.S. dollar exchange rate of $1.33. By-products include both by-products and co-products.

5.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

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Capital Expenditure Guidance

The table below shows our capital expenditures for 2019 and our capital expenditures guidance for 2020. Our 2020 guidance includes targeted reductions of expenditures under our cost reduction program.

(Teck’s share in CAD$ millions)	2019	Previous Guidance 2020	Change	Guidance 2020
Sustaining
Steelmaking coal[1]	$558	$630	$(10)	$620
Copper	230	160	(20)	140
Zinc	228	180	10	190
Energy	150	85	–	85
Corporate	16	10	–	10
	$1,182	$1,065	$(20)	$1,045
Growth			–
Steelmaking coal	$192	$360	(25)	$335
Copper[3]	115	35	–	35
Zinc	32	5	(5)	–
Energy	41	–	–	–
RACE21TM 2	6	65	–	65
	$386	$465	$(30)	$435
Total			–
Steelmaking coal	$750	$990	$(35)	$955
Copper	345	195	(20)	175
Zinc	260	185	5	190
Energy	191	85	–	85
Corporate	16	10	–	10
RACE21TM	6	65	–	65
	$1,568	$1,530	$(50)	$1,480
			–
QB2 capital expenditures	$1,220	$1,820	$(170)	$1,650
Total before SMM and SC contributions	2,788	3,350	(220)	3,130
Estimated SMM and SC contributions to capital expenditures[4]	(1,035)	(660)	–	(660)
Estimated QB2 project financing draw to capital expenditures	–	(1,160)	170	(990)
Total, net of partner contributions and project financing	$1,753	$1,530	$(50)	$1,480

Notes:
1)	Steelmaking coal sustaining capital guidance includes $285 million of water treatment capital. 2019 includes $176 million of water treatment capital.
2)
RACE21TM capital expenditures for 2020 include $50 million relating to steelmaking coal, $5 million relating to copper, $5 million relating to zinc and the remainder relating to corporate projects. We also expect to spend approximately $130 million on RACE21TM for research and innovation expenses and intangible assets in 2020.

3)	Copper growth guidance for 2020 includes studies for QB3, Zafranal, San Nicolás and Galore Creek.
4)	Total SMM and SC contributions were $1.7 billion.

38    Teck Resources Limited 2020 Third Quarter News Release

Capital Expenditure Guidance – Capitalized Stripping

(Teck’s share in CAD$ millions)	2019	Previous Guidance 2020	Change	Guidance 2020

Steelmaking coal	$443	$340	$(15)	$325
Copper	192	150	(10)	140
Zinc	45	50	–	50
	$680	$540	$(25)	$515

QUARTERLY (LOSS) PROFIT AND CASH FLOW

	2020			2019				2018
(in millions, except for share data)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	$2,291	$1,720	$2,377	$2,655	$3,035	$3,138	$3,106	$3,247	$3,209

Gross profit	291	139	398	460	787	1,051	1,042	1,011	1,009

EBITDA (loss)1 2	519	177	45	(1,904)	1,036	827	1,410	1,164	2,073

Profit (loss) attributable to shareholders	61	(149)	(312)	(1,835)	369	231	630	433	1,281

Basic earnings (loss) per share	$0.11	$(0.28)	$(0.57)	$(3.33)	$0.66	$0.41	$1.11	$0.75	$2.23

Diluted earnings (loss) per share	$0.11	$(0.28)	$(0.57)	$(3.33)	$0.66	$0.41	$1.10	$0.75	$2.20

Cash flow from operations	$390	$300	$279	$782	$1,062	$1,120	$520	$1,337	$877

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section for reconciliation.

AREAS OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The areas of policy judgment are consistent with those reported in our 2019 annual consolidated financial statements. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. As disclosed in our 2019 annual consolidated financial statements, sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions.

Our understanding of the longer-term impacts of COVID-19 on commodity markets continues to develop and there is heightened potential for changes in our estimates and judgments over the balance of 2020, and for the duration of the pandemic.

Areas of Judgment

a)	Assessment of Impairment Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment
39    Teck Resources Limited 2020 Third Quarter News Release

reversal includes, but is not limited to, market transactions for similar assets, commodity prices, interest rates, inflation rates, our market capitalization, reserves and resources, mine plans and operating results.

During the first quarter of 2020, we performed an impairment test related to our interest in Fort Hills due to lower market expectations for future WCS heavy oil prices over the next three years combined with reduced production, as outlined below. As at September 30, 2020, we did not identify any indicators of impairment or impairment reversals of our assets and as a result, we did not perform an impairment test.

Critical Accounting Estimates

a)	COVID-19 Economic Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are far-reaching. To date there has been significant stock market volatility, volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people has become restricted. There continues to be significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts it may have on demand and prices for the commodities we produce, on our suppliers, on our employees and on global financial markets.

We continue to act to protect the safety and health of our employees, contractors and the communities in which we operate in accordance with guidance from governments and public health authorities. These measures combined with commodity market fluctuations resulting from COVID-19 have affected our financial results for the nine months ended September 30, 2020.

During the nine months ended September 30, 2020, we recorded inventory net realizable value write-downs of $117 million related to our energy, steelmaking coal and zinc businesses, of which $18 million was recorded in the third quarter. Additional write-downs of inventory or reversals of the write-downs may occur over the balance of 2020 as commodity prices and foreign exchange rates fluctuate. At the onset of the pandemic and through the second quarter, we slowed or suspended operations at certain of our mines and temporarily suspended construction at our QB2 project to safeguard the health of our employees. When our operations are producing at reduced levels, fixed overhead costs are only allocated to inventory based on normal production levels. Additionally, any abnormal COVID-19 related costs, such as idle labour, are expensed as incurred.

We recorded a property, plant and equipment impairment in the first quarter of 2020 of $647 million related to our interest in Fort Hills. In the current environment, assumptions about future commodity prices, exchange rates, interest rates and customer credit performance are subject to greater variability than normal, which could in future significantly affect the valuation of our assets, both financial and non-financial. Our understanding of the longer-term impacts of COVID-19 on commodity markets continues to develop and there is heightened potential for changes in our estimates and judgments over the balance of 2020, and for the duration of the pandemic.

For the three months ended September 30, 2020, we expensed costs of approximately $130 million relating to the continued suspension of construction and remobilization of our QB2 project. Of the $130 million, $107 million was recorded in other operating income (expense) and the remaining $23 million of costs relates to interest that would have been capitalized if QB2 was not suspended. Consistent with the return to active construction of the QB2 project in the third quarter, we re-commenced capitalization of borrowing costs on the project.

For the nine months ended September 30, 2020, we expensed costs of approximately $434 million as a result of reduced production levels at our operations, including the temporary shutdown of our Antamina operations and the suspension of construction of our QB2 project. Of this $434 million of expenses, $41 million was recorded in cost of sales and $290 million was recorded in other operating income (expense).
40    Teck Resources Limited 2020 Third Quarter News Release

The remaining $103 million of costs relates to interest that would otherwise have been capitalized if QB2 was not suspended.

Of the $290 million recorded in other operating income (expense) for the nine months ended September 30, 2020, $282 million is primarily related to the suspension of construction and care and maintenance activities at QB2 and is included in COVID-19 costs. The remaining $8 million relates to social responsibility and donations and other.

b)	Impairment Testing

When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective assets. These models are prepared internally with assistance from third-party advisors when required. When market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models include commodity prices, reserves and resources, mine plans, operating costs, capital expenditures, discount rates, foreign exchange rates and inflation rates. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income and the resulting carrying values of assets.

The recoverable amount of each cash-generating unit (CGU) or group of CGUs is determined as the higher of its fair value less costs of disposal and its value in use.

As at September 30, 2020, we did not identify impairment indicators relating to our assets and as a result, we did not perform an impairment test.

During the first quarter of 2020, we recorded a non-cash, pre-tax asset impairment for our interest in Fort Hills of $647 million as a result of lower market expectations for future WCS heavy oil prices, over the next three years and reduced production. The economic model for determining the amount of impairment of our interest in Fort Hills assumed a then-current WCS heavy oil price in 2020 and increases to a long-term WCS price of US$50 per barrel in 2024. The long-term Canadian to U.S. dollar foreign exchange rate assumption used in the analysis was CAD$1.30 to US$1.00. A 5.4% real, 7.5% nominal, post-tax discount rate was used to discount our cash flow projections based on an oil sands weighted average cost of capital. Cash flow projections used in the 2020 analysis were based on current life of mine plans at the testing date and cash flows covered a period of 41 years. These plans include temporarily operating as a single train facility with an increase to full production rates in 2022.

The recoverable amount of Fort Hills is most sensitive to changes in WCS oil prices, the Canadian/U.S. dollar exchange rates and discount rates. In isolation, a US$1 decrease in the long-term WCS oil price would result in a reduction in the recoverable amount of $147 million. A $0.01 strengthening of the Canadian dollar against the U.S. dollar would result in a reduction in the recoverable amount of approximately $51 million. A 25-basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $117 million.

OUTSTANDING SHARE DATA

As at October 26, 2020, there were 523.3 million Class B subordinate voting shares (Class B shares) and 7.8 million Class A common shares outstanding. In addition, there were approximately 25.3 million share options outstanding with exercise prices ranging between $5.34 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 24 of our 2019 audited financial statements.

41    Teck Resources Limited 2020 Third Quarter News Release

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Most of our corporate office staff and many site administrative staff offsite continued to work remotely in the third quarter. We continue to retain documentation in electronic form as a result of remote work, consistent with our practices in the first and second quarters of 2020. There have been no significant changes in our internal controls during the quarter ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

42    Teck Resources Limited 2020 Third Quarter News Release

REVENUES AND GROSS PROFIT (LOSS)

Our revenue and gross profit (loss) by business unit are summarized in the tables below:

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2020	2019	2020	2019

REVENUES
Steelmaking coal	$699	$1,277	$2,514	$4,417

Copper
Highland Valley Copper	239	264	657	745
Antamina	245	192	540	646
Carmen de Andacollo	109	106	319	357
Quebrada Blanca	31	39	83	129
	624	601	1,599	1,877

Zinc
Trail Operations	441	456	1,288	1,423
Red Dog	569	571	990	1,146
Pend Oreille	–	9	–	56
Other	3	2	7	6
Intra-segment revenues	(139)	(136)	(324)	(408)
	874	902	1,961	2,223

Energy	94	255	314	762
TOTAL REVENUES	$2,291	$3,035	$6,388	$9,279

GROSS PROFIT (LOSS)
Steelmaking coal	$(63)	$425	$241	$1,871

Copper
Highland Valley Copper	86	55	188	126
Antamina	125	94	244	336
Carmen de Andacollo	12	9	50	44
Quebrada Blanca	9	(17)	9	(19)
Other	–	2	–	–
	232	143	491	487

Zinc
Trail Operations	(7)	(20)	(28)	(53)
Red Dog	177	237	373	528
Pend Oreille	–	(4)	–	(7)
Other	14	(6)	31	13
	184	207	376	481
Energy	(62)	12	(280)	41
TOTAL GROSS PROFIT	$291	$787	$828	$2,880

43    Teck Resources Limited 2020 Third Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2020	2019	2020	2019

OPERATING COSTS
Steelmaking coal	$357	$408	$1,086	$1,217

Copper
Highland Valley Copper	110	145	341	435
Antamina	57	46	153	162
Carmen de Andacollo	72	69	195	234
Quebrada Blanca	20	44	64	117
Other	–	(2)	–	–
	259	302	753	948

Zinc
Trail Operations	123	126	377	389
Red Dog	137	123	235	209
Pend Oreille	–	11	–	58
Other	(11)	8	(24)	(7)
	249	268	588	649

Energy	62	91	252	266
Total operating costs	$927	$1,069	$2,679	$3,080

TRANSPORTATION COSTS
Steelmaking coal	$221	$237	$660	$727

Copper
Highland Valley Copper	8	12	25	32
Antamina	9	7	20	20
Carmen de Andacollo	6	7	17	20
Quebrada Blanca	–	1	1	2
	23	27	63	74

Zinc
Trail Operations	37	40	112	114
Red Dog	46	48	88	100
Pend Oreille	–	–	–	1
	83	88	200	215

Energy	26	30	85	88
Total transportation costs	$353	$382	$1,008	$1,104

44    Teck Resources Limited 2020 Third Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2020	2019	2020	2019

RAW MATERIAL PURCHASES
Zinc concentrate purchases

Trail Operations	$267	$288	$761	$910
Intra-segment purchases	(139)	(136)	(324)	(408)
	128	152	437	502
Energy (diluent and non-proprietary blend purchases)	42	85	176	267
Total raw material purchases	$170	$237	$613	$769

ROYALTY COSTS
Steelmaking coal	$1	$4	$7	$17

Copper
Antamina	6	3	11	14

Zinc
Red Dog	131	116	138	210
Pend Oreille	–	1	–	1
	131	117	138	211
Total royalty costs	$138	$124	$156	$242

DEPRECIATION AND AMORTIZATION
Steelmaking coal	$183	$203	$520	$585

Copper
Highland Valley Copper	35	52	103	152
Antamina	48	42	112	114
Carmen de Andacollo	19	21	57	59
Quebrada Blanca	2	11	9	29
	104	126	281	354

Zinc
Trail Operations	21	22	66	63
Red Dog	78	47	156	99
Pend Oreille	–	1	–	3
	99	70	222	165

Energy	26	37	81	100
Total depreciation and amortization	$412	$436	$1,104	$1,204
TOTAL COST OF SALES	$2,000	$2,248	$5,560	$6,399

45    Teck Resources Limited 2020 Third Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2020	2019	2020	2019

Steelmaking coal	$62	$104	$241	$362

Copper
Highland Valley Copper	16	25	59	70
Antamina	13	20	34	71
Carmen de Andacollo	2	2	6	6
	31	47	99	147

Zinc
Red Dog	17	8	39	19
Total	$110	$159	$379	$528

46    Teck Resources Limited 2020 Third Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Steelmaking coal

Waste production (million BCM’s)	53.7	72.3	175.8	218.2
Clean coal production (million tonnes)	5.1	6.5	15.1	19.0

Clean coal strip ratio (waste BCM’s/coal tonnes)	10.5:1	11.1:1	11.7:1	11.5:1
Sales (million tonnes)	5.1	6.1	15.8	18.7

Highland Valley Copper

Tonnes mined (000's)	23,691	26,122	75,151	79,827
Tonnes milled (000's)	11,454	12,825	35,016	38,227

Copper
Grade (%)	0.29	0.30	0.28	0.28
Recovery (%)	86.8	82.4	86.0	82.7
Production (000's tonnes)	29.0	31.6	85.4	87.8
Sales (000's tonnes)	27.6	32.9	83.3	90.5
Molybdenum
Production (million pounds)	0.6	1.2	2.8	5.2
Sales (million pounds)	0.7	2.1	3.0	5.3

Antamina

Tonnes mined (000's)	45,458	59,299	112,305	176,193
Tonnes milled (000's)
Copper-only ore	7,150	8,031	18,216	21,283
Copper-zinc ore	6,053	5,091	14,628	16,168

	13,203	13,122	32,844	37,451
Copper[1]
Grade (%)	0.94	0.99	0.91	1.02
Recovery (%)	85.9	88.4	86.1	88.5
Production (000's tonnes)	106.4	115.8	262.2	337.1
Sales (000's tonnes)	103.9	101.8	254.8	315.0

Zinc[1]
Grade (%)	2.47	1.75	2.27	1.64
Recovery (%)	87.7	84.3	87.1	84.7
Production (000's tonnes)	120.8	71.9	280.8	224.3
Sales (000's tonnes)	115.0	70.9	264.9	219.9

Molybdenum
Production (million pounds)	1.8	2.6	6.6	4.3
Sales (million pounds)	2.6	1.1	7.6	3.7

Note:
1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
47    Teck Resources Limited 2020 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

Carmen de Andacollo

Tonnes mined (000’s)	7,088	6,284	20,154	17,899
Tonnes milled (000’s)	4,031	4,597	13,486	12,944
Copper
Grade (%)	0.33	0.39	0.36	0.39
Recovery (%)	83.1	88.9	85.0	88.9
Production (000’s tonnes)	11.2	15.9	41.6	44.7
Sales (000’s tonnes)	14.0	14.4	43.7	47.3

Copper cathode
Production (000’s tonnes)	0.4	0.8	1.5	2.0
Sales (000’s tonnes)	0.4	0.8	1.7	2.0

Gold[1]
Production (000’s ounces)	9.7	14.1	37.2	40.4
Sales (000’s ounces)	13.1	14.1	41.0	46.3

Note:
1.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

Quebrada Blanca

Production (000's tonnes)	3.3	4.8	10.1	15.9

Sales (000's tonnes)	3.5	4.9	10.5	15.8

Trail Operations
Concentrate treated (000’s tonnes)
Zinc	151	135	424	418
Lead	28	27	90	87
Metal production
Zinc (000's tonnes)	76.4	71.9	225.1	220.5
Lead (000's tonnes)	18.2	17.1	55.1	52.0
Silver (million ounces)	2.6	3.5	8.8	10.3
Gold (000's ounces)	5.6	8.8	23.0	26.5

Metal sales
Zinc (000's tonnes)	77.5	74.4	227.3	224.0
Lead (000's tonnes)	16.7	17.9	52.9	52.1
Silver (million ounces)	2.6	3.5	9.0	10.3
Gold (000's ounces)	6.6	8.5	22.8	25.4

48    Teck Resources Limited 2020 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

Red Dog
Tonnes mined (000's)	3,056	2,741	8,533	7,000
Tonnes milled (000's)	1,091	1,169	3,086	3,253
Zinc
Grade (%)	14.3	15.4	13.7	15.3
Recovery (%)	84.5	85.3	81.5	84.5
Production (000's tonnes)	132.3	153.1	344.6	421.3
Sales (000's tonnes)	175.3	170.9	402.0	387.6
Lead
Grade (%)	4.0	4.5	4.0	4.3
Recovery (%)	60.8	55.2	58.0	54.9
Production (000's tonnes)	26.3	28.9	71.1	76.8
Sales (000's tonnes)	73.3	64.0	76.1	64.0

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of Non-GAAP Financial Measures which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

The Non-GAAP Measures described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

We have changed our calculations of adjusted profit attributable to shareholders and adjusted EBITDA to include additional items that we have not previously included in our adjustments and have also changed our debt ratios to compare debt and net debt to adjusted EBITDA rather than EBITDA. These changes were made from January 1, 2020 onwards and comparative figures have been restated to conform to the current period presentation. In addition to items previously adjusted, our adjusted profit attributable to shareholders and adjusted EBITDA now include adjustments for environmental costs, including changes relating to the remeasurement of decommissioning and restoration costs for our closed operations due to changes in discount rates, share-based compensation costs, inventory write-downs and reversals and commodity derivatives. We believe that by including these items, which reflect measurement changes on our balance sheet, in our adjustments, our adjusted profit attributable to shareholders and adjusted EBITDA will reflect the recurring results of our core operating activities. This revised presentation will help us and readers to analyze the rest of our results more clearly and to understand the ongoing cash generating potential of our business. With respect to our debt ratios, we believe that using adjusted EBITDA, will present a more meaningful basis for us and the reader to understand the debt service capacity of our core operating activities.

Adjusted profit attributable to shareholders – For adjusted profit, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect
49    Teck Resources Limited 2020 Third Quarter News Release

measurement changes on our balance sheet or are not indicative of our normal operating activities. We believe adjusted profit helps us and readers better understand the results of our core operating activities and the ongoing cash generating potential of our business.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit divided by average number of fully diluted shares in a period.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

The adjustments described above to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described above, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under IFRS.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product
50    Teck Resources Limited 2020 Third Quarter News Release

cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.
Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenues, but adds back crown royalties to arrive at the value of the underlying bitumen.

Blended bitumen revenue – Blended bitumen revenue is revenue as reported for our energy business unit, but excludes non-proprietary product revenue, and adds back crown royalties that are deducted from revenue.

Blended bitumen price realized – Blended bitumen price realized is blended bitumen revenue divided by blended bitumen barrels sold in the period.

Operating netback – Operating netbacks per barrel in our energy business unit are calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less crown royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information as investors and investment analysts use it to measure our profitability on a per barrel basis and compare it to similar information provided by other companies in the oil sands industry.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Debt to debt-plus-equity ratio – debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity, expressed as a percentage.

Net debt to net debt-plus-equity ratio – net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Debt to Adjusted EBITDA ratio – debt to adjusted EBITDA ratio takes total debt as reported and divides that by adjusted EBITDA for the twelve months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay all of the outstanding debt.

Net debt to Adjusted EBITDA ratio – net debt to adjusted EBITDA ratio is the same calculation as the debt to adjusted EBITDA ratio, but using net debt as the numerator.

51    Teck Resources Limited 2020 Third Quarter News Release

Net debt to capitalization ratio – net debt to capitalization ratio is net debt divided by the sum of total debt plus equity attributable to shareholders. The ratio is a financial covenant under our revolving credit facility.

Profit (Loss) and Adjusted Profit

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2020	2019	2020	2019

Profit (loss) attributable to shareholders	$61	$369	$(400)	$1,230
Add (deduct) on an after-tax basis:
Asset impairment	–	–	474	109
COVID-19 costs	64	–	233	–
Environmental costs	27	26	9	80
Inventory write-downs (reversals)	11	6	76	7
Share-based compensation	18	(20)	13	(1)
Commodity derivative losses (gains)	(26)	(8)	(31)	(14)
Debt prepayment option gain	–	–	–	(77)
Loss on debt redemption or purchase	–	–	8	166
Taxes and other	(25)	16	(69)	(26)
Adjusted profit attributable to shareholders[1]	$130	$389	$313	$1,474
Adjusted basic earnings per share1 2	$0.24	$0.70	$0.58	$2.62
Adjusted diluted earnings per share1 2	$0.24	$0.69	$0.58	$2.59

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2020	2019	2020	2019

Basic earnings (loss) per share	$0.11	$0.66	$(0.75)	$2.19
Add (deduct):
Asset impairment	–	–	0.88	0.19
COVID-19 costs	0.12	–	0.43	–
Environmental costs	0.05	0.05	0.02	0.14
Inventory write-downs (reversals)	0.02	0.01	0.14	0.01
Share-based compensation	0.04	(0.04)	0.03	–
Commodity derivative losses (gains)	(0.05)	(0.01)	(0.06)	(0.02)
Debt prepayment option loss (gain)	–	–	–	(0.13)
Loss on debt redemption or purchase	–	–	0.01	0.29
Taxes and other	(0.05)	0.03	(0.12)	(0.05)
Adjusted basic earnings per share	$0.24	$0.70	$0.58	$2.62

52    Teck Resources Limited 2020 Third Quarter News Release

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2020	2019	2020	2019

Diluted earnings (loss) per share	$0.11	$0.66	$(0.75)	$2.16
Add (deduct):
Asset impairment	–	–	0.88	0.19
COVID-19 costs	0.12	–	0.43	–
Environmental costs	0.05	0.04	0.02	0.14
Inventory write-downs (reversals)	0.02	0.01	0.14	0.01
Share-based compensation	0.04	(0.04)	0.03	–
Commodity derivative losses (gains)	(0.05)	(0.01)	(0.06)	(0.02)
Debt prepayment option gain	–	–	–	(0.13)
Debt redemption loss	–	–	0.01	0.29
Taxes and other	(0.05)	0.03	(0.12)	(0.05)
Adjusted diluted earnings per share	$0.24	$0.69	$0.58	$2.59

53    Teck Resources Limited 2020 Third Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2019		(B) Nine Months ended September 30, 2019	(C) Nine months ended September 30, 2020	(A-B+C) Twelve months ended September 30, 2020

Profit (loss)	$(588)		$1,267	$(471)	$(2,326)
Finance expense net of finance income	218		172	224	270
Provision for (recovery of) income taxes	120		630	(116)	(626)
Depreciation and amortization	1,619		1,204	1,104	1,519
EBITDA	$1,369		$3,273	$741	$(1,163)

Add (deduct):
Asset impairment	2,678		171	647	3,154
COVID-19 costs	–		–	336	336
Environmental costs	197		112	12	97
Inventory write-downs (reversals)	60		9	111	162
Share-based compensation	4		(2)	18	24
Commodity derivative losses (gains)	(17)		(19)	(42)	(40)
Debt prepayment option gain	(105)		(105)	–	–
Loss on debt redemption or purchase	224		224	11	11
Taxes and other	51		25	(103)	(77)
Adjusted EBITDA	$4,461	(D)	$3,688	$1,731	$2,504	(E)

Total debt at period end	$4,834	(F)			$6,612	(G)
Less: cash and cash equivalents at period end	(1,026)		)		(403)
Net debt	$3,808	(H)			$6,209	(I)

Debt to adjusted EBITDA ratio	1.1	(F/D)			2.6	(G/E)
Net Debt to adjusted EBITDA ratio	0.9	(H/D)			2.5	(I/E)
Equity attributable to shareholders of the company	21,304	(J)			20,778	(K)
Net debt to capitalization ratio	0.15	(H/(F+J))			0.23	(I/(G+K))

54    Teck Resources Limited 2020 Third Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2020	2019	2020	2019

Profit (loss)	$25	$373	$(471)	$1,267
Finance expense net of finance income	63	56	224	172
Provision for (recovery of) income taxes	19	171	(116)	630
Depreciation and amortization	412	436	1,104	1,204
EBITDA	519	1,036	741	3,273

Add (deduct):
Asset impairment	–	–	647	171
COVID-19 costs	107	–	336	–
Environmental costs	37	35	12	112
Inventory write-downs (reversals)	18	7	111	9
Share-based compensation	25	(27)	18	(2)
Commodity derivative losses (gains)	(35)	(11)	(42)	(19)
Debt prepayment option gain	–	–	–	(105)
Loss on debt redemption or purchase	–	–	11	224
Taxes and other	(33)	24	(103)	25
Adjusted EBITDA	$638	$1,064	$1,731	$3,688

55    Teck Resources Limited 2020 Third Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2020	2019	2020	2019

Gross profit	$291	$787	$828	$2,880
Depreciation and amortization	412	436	1,104	1,204
Gross profit before depreciation and amortization	$703	$1,223	$1,932	$4,084

Reported as:
Steelmaking coal	$120	$628	$761	$2,456

Copper
Highland Valley Copper	121	107	291	278
Antamina	173	136	356	450
Carmen de Andacollo	31	30	107	103
Quebrada Blanca	11	(6)	18	10
Other	–	2	–	–
	336	269	772	841

Zinc
Trail Operations	14	2	38	10
Red Dog	255	284	529	627
Pend Oreille	–	(3)	–	(4)
Other	14	(6)	31	13
	283	277	598	646

Energy	(36)	49	(199)	141
Gross profit before depreciation and amortization	$703	$1,223	$1,932	$4,084

56    Teck Resources Limited 2020 Third Quarter News Release

Reconciliation of Gross Profit (Loss) Margins Before Depreciation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2020	2019	2020	2019

Revenues
Steelmaking coal (E)	$699	$1,277	$2,514	$4,417
Copper (F)	624	601	1,599	1,877
Zinc (G)	874	902	1,961	2,223
Energy (H)	94	255	314	762
Total	$2,291	$3,035	$6,388	$9,279

Gross profit (loss), before depreciation and amortization
Steelmaking coal (A)	$120	$628	$761	$2,456
Copper (B)	336	269	772	841
Zinc (C)	283	277	598	646
Energy (D)	(36)	49	(199)	141
Total	$703	$1,223	$1,932	$4,084

Gross profit margins before depreciation
Steelmaking coal (A/E)	17%	49%	30%	56%
Copper (B/F)	54%	45%	48%	45%
Zinc (C/G)	32%	31%	30%	29%
Energy (D/H)	(38)%	19%	(63)%	19%

57    Teck Resources Limited 2020 Third Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2020	2019	2020	2019

Cost of sales as reported	$762	$852	$2,273	$2,546
Less:
Transportation costs	(221)	(237)	(660)	(727)
Depreciation and amortization	(183)	(203)	(520)	(585)
Inventory (write-down) reversal	(18)	(4)	(45)	(4)
Labour settlement	–	–	(4)	–
Adjusted site cash cost of sales	$340	$408	$1,044	$1,230
Tonnes sold (millions)	5.1	6.1	15.8	18.7

Per unit amounts – CAD$/tonne
Adjusted site cash cost of sales	$67	$67	$66	$66
Transportation costs	43	39	42	39
Inventory write-downs	3	1	3	–
Unit costs – CAD$/tonne	$113	$107	$111	$105

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.33	$1.32	$1.35	$1.33
Per unit amounts – US$/tonne
Adjusted site cash cost of sales	$50	$51	$49	$50
Transportation costs	32	29	31	29
Inventory write-downs	3	1	2	–
Unit costs – US$/tonne	$85	$81	$82	$79

Note:
1.	Average period exchange rates are used to convert to US$/tonne equivalent.

58    Teck Resources Limited 2020 Third Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2020	2019	2020	2019

Revenue as reported	$624	$601	$1,599	$1,877
By-product revenue (A)	(78)	(79)	(196)	(243)
Smelter processing charges (B)	36	41	100	126
Adjusted revenue	$582	$563	$1,503	$1,760

Cost of sales as reported	$392	$458	$1,108	$1,390
Less:
Depreciation and amortization	(104)	(126)	(281)	(354)
Inventory (write-downs) provision reversal	–	(7)	–	(4)
Labour settlement	–	(8)	–	(13)
By-product cost of sales (C)	(17)	(12)	(42)	(39)
Adjusted cash cost of sales (D)	$271	$305	$785	$980

Payable pounds sold (millions) (E)	146.8	162.2	419.0	483.2

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$1.85	$1.88	$1.87	$2.03
Smelter processing charges (B/E)	0.24	0.25	0.24	0.26
Total cash unit costs – CAD$/pound	$2.09	$2.13	$2.11	$2.29

Cash margin for by-products – ((A – C)/E)	(0.42)	(0.41)	(0.37)	(0.42)
Net cash unit costs – CAD$/pound	$1.67	$1.72	$1.74	$1.87

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.33	$1.32	$1.35	$1.33

Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.39	$1.43	$1.38	$1.53
Smelter processing charges	0.18	0.19	0.18	0.19
Total cash unit costs – US$/pound	$1.57	$1.62	$1.56	$1.72

Cash margin for by-products	(0.32)	(0.31)	(0.27)	(0.32)
Net cash unit costs – US$/pound	$1.25	$1.31	$1.29	$1.40

Note:
1.	Average period exchange rates are used to convert to US$ per pound equivalent.
59    Teck Resources Limited 2020 Third Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2020	2019	2020	2019

Revenue as reported	$874	$902	$1,961	$2,223
Less:
Trail Operations revenues as reported	(441)	(456)	(1,288)	(1,423)
Other revenues as reported	(3)	(2)	(7)	(6)
Add back: Intra-segment revenues as reported	139	136	324	408
	$569	$580	$990	$1,202
By-product revenues (A)	(230)	(215)	(242)	(231)
Smelter processing charges (B)	129	105	259	209
Adjusted revenue	$468	$470	$1,007	$1,180

Cost of sales as reported	$690	$695	$1,585	$1,742
Less:
Trail Operations cost of sales as reported	(448)	(476)	(1,316)	(1,476)
Other cost of sales as reported	11	(8)	24	7
Add back: Intra-segment purchases as reported	139	136	324	408
	$392	$347	$617	$681
Less:
Depreciation and amortization	(78)	(48)	(156)	(102)
Severance charge	–	–	–	(4)
Royalty costs	(131)	(117)	(138)	(211)
By-product cost of sales (C)	(59)	(51)	(61)	(51)
Adjusted cash cost of sales (D)	$124	$131	$262	$313
Payable pounds sold (millions) (E)	334.3	332.0	758.6	769.2

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.37	$0.39	$0.35	$0.41
Smelter processing charges (B/E)	0.39	0.32	0.34	0.27
Total cash unit costs – CAD$/pound	$0.76	$0.71	$0.69	$0.68
Cash margin for by-products – ((A - C)/E)	(0.51)	(0.49)	(0.24)	(0.24)
Net cash unit costs – CAD$/pound	$0.25	$0.22	$0.45	$0.44

US$ amounts[2]

Average exchange rate (CAD$ per US$1.00)	$1.33	$1.32	$1.35	$1.33

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.28	$0.30	$0.26	$0.31
Smelter processing charges	0.29	0.24	0.25	0.20
Total cash unit costs – US$/pound	$0.57	$0.54	$0.51	$0.51
Cash margin for by-products	(0.39)	(0.37)	(0.18)	(0.18)
Net cash unit costs – US$/pound	$0.18	$0.17	$0.33	$0.33

Notes:
1.	Red Dog and Pend Oreille (closed in July 2019).
2.	Average period exchange rates are used to convert to US$ per pound equivalent.
60    Teck Resources Limited 2020 Third Quarter News Release

Energy Business Unit – Operating Netback, Bitumen and Blended Bitumen Price Realized Reconciliations1
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2020	2019	2020	2019

Revenue as reported	$94	$255	$314	$762
Less:
Cost of diluent for blending	(33)	(79)	(163)	(242)
Non-proprietary product revenue	(9)	(7)	(17)	(24)
Add back: crown royalties (D)	–	6	3	15
Adjusted revenue (A)	$52	$175	$137	$511

Cost of sales as reported	$156	$243	$594	$721
Less:
Depreciation and amortization	(26)	(37)	(81)	(100)
Inventory write-down	–	–	(46)	–
Cash cost of sales	$130	$206	$467	$621
Less:
Cost of diluent for blending	(33)	(79)	(163)	(242)
Cost of non-proprietary product purchased	(9)	(5)	(13)	(24)
Transportation for non-proprietary product purchased[3]	(3)	(30)	(7)	(89)
Transportation for costs FRB (C)	(23)	(1)	(78)	(2)
Adjusted operating costs (E)	$62	$91	$206	$264
Blended bitumen barrels sold (000’s)	1,940	4,240	8,585	12,186
Less diluent barrels included in blended bitumen (000’s)	(443)	(932)	(2,188)	(2,864)
Bitumen barrels sold (000’s) (B)	1,497	3,308	6,397	9,322

Per barrel amounts – CAD$
Bitumen price realized (A/B)[2]	$34.89	$52.61	$21.45	$54.69
Crown royalties (D/B)	(0.23)	(1.81)	(0.54)	(1.58)
Transportation costs for FRB (C/B)	(15.56)	(9.16)	(12.25)	(9.59)
Adjusted operating costs (E/B)	(41.18)	(27.31)	(32.26)	(28.20)
Operating netback – CAD$ per barrel	$(22.08)	$14.33	$(23.60)	$15.32

Notes:
1.	Calculated per unit amounts may differ due to rounding.
2.
Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.

3.	Reflects adjustments for costs not directly attributed to the production of Fort Hills bitumen, including transportation for non-proprietary product purchased.

61    Teck Resources Limited 2020 Third Quarter News Release

Blended Bitumen Price Realized Reconciliation1

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2020	2019	2020	2019

Revenue as reported	$94	$255	$314	$762
Less: non-proprietary product revenue	(9)	(7)	(17)	(24)
Add back: crown royalties	–	6	3	15
Blended bitumen revenue (A)	$85	$254	$300	$753

Blended bitumen barrels sold (000’s) (B)	1,940	4,240	8,585	12,186
Blended bitumen price realized – (CAD$/barrel) (A/B) = D1	$44.07	$59.78	$34.97	$61.73

Average exchange rate (CAD$ per US$1.00) (C)	1.33	1.32	1.35	1.33

Blended bitumen price realized – (US$/barrel) (D/C)[1]	$33.10	$45.26	$25.83	$46.44

Note:
1.	Calculated per unit amounts may differ due to rounding.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites; our ability to manage challenges presented by COVID-19; cost reduction program targets and timing of achieving those targets; expected adjusted site cash cost of sales in our steelmaking coal business unit; QB2 ramp-up plans and expectations; estimated impact of the construction suspension period at our QB2 project; estimated timing of first production from QB2; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; expectations regarding the Neptune Bulk Terminals facility upgrade including costs, capital expenditures, benefits and timing of completion of the upgrade, our expectations regarding the continued impact of costs associated with COVID-19 response measures on unit costs; terms of a binding agreement with Westshore, annual and total shipping volumes under that agreement, and Teck’s expectations for greater flexibility, optionality, reduced costs and improved performance throughout Teck's steelmaking coal supply chain; timing of construction and completion of our Fording AWTF and our SRFs; our expectation that Fording River AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs; expected Elk Valley water treatment spending and plans; timing of Elkview SRF commissioning; expectations regarding higher copper production at Highland Valley Copper in the fourth quarter; expectations regarding QB2 progress by year end and timing of peak construction workforce levels; expectation that all of Red Dog’s production will be shipped during the shipping season; expected 2020 Fort Hills annual production and unit operating costs; capital spending estimates; expected benefits that will be generated from our RACE21TM innovation-driven business transformation program and the associated timing and implementation costs; liquidity and availability of borrowings under our credit facilities and the QB2 project finance facility; timing of Teck’s
62    Teck Resources Limited 2020 Third Quarter News Release

next contributions to QB2 project capital; the accounting treatment of COVID-19 related matters; and all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, cost reduction and other guidance under the heading “Guidance” and discussed in the various business unit sections.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings,  the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port service, for our products our costs of production and our production and productivity levels, as well as those of our competitors, continuing availability of water and power resources for our operations, our ability to secure adequate transportation, pipeline and port services for our products; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally, of operations; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; curtailment measures on oil production taken by the Government of Alberta; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners. Benefits of RACE21TM depend on, among other matters, process and technology improvements being realized, as well as production rates, sales, commodity prices and exchange rates.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update”. Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, CLP/USD exchange rate of 775, as well as there being no material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated during the suspension period or ramp-up of construction activities. Our Guidance tables include footnotes with further assumptions relating to our guidance. Assumptions regarding the benefits of the Neptune Bulk Terminals expansion include assumptions that the relevant project is constructed and operated in accordance with current expectations. Statements regarding the availability of our credit facilities and project financing facility are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Statements concerning Fort Hills’ future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies and may be further impacted by reduced demand for oil and low oil prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.
63    Teck Resources Limited 2020 Third Quarter News Release

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 mitigation protocols, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. The updated QB2 capital cost estimate and timing of first production will be impacted by COVID-19 ramp-up, among other matters. Red Dog production may also be impacted by water levels at site. Reaching a binding agreement with Westshore depends on, among other matters, Westshore acceptance of final terms.

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19 related matters on our business and operations and projects will depend on how quickly our sites can safely return to and maintain normal operations, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time. Returning to normal operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2019, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Robin Gold P.Eng., an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2020 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Tuesday, October 27, 2020. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

64    Teck Resources Limited 2020 Third Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2020

65    Teck Resources Limited 2020 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Income (Loss)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except for share data)	2020	2019	2020	2019

Revenues (Note 3)	$2,291	$3,035	$6,388	$9,279
Cost of sales	(2,000)	(2,248)	(5,560)	(6,399)
Gross profit	291	787	828	2,880

Other operating income (expenses)
General and administration	(26)	(35)	(81)	(118)
Exploration	(12)	(20)	(35)	(50)
Research and innovation	(15)	(24)	(51)	(45)
Asset impairment (Note 4)	–	–	(647)	(171)
Other operating income (expense) (Note 5)	(127)	(107)	(426)	(320)
Profit (loss) from operations	111	601	(412)	2,176

Finance income	2	9	9	41
Finance expense (Note 6)	(65)	(65)	(233)	(213)
Non-operating income (expense) (Note 7)	(3)	1	53	(105)
Share of loss of associates and joint ventures	(1)	(2)	(4)	(2)
Profit (loss) before taxes	44	544	(587)	1,897

Recovery of (provision for) income taxes	(19)	(171)	116	(630)
Profit (loss) for the period	$25	$373	$(471)	$1,267
Profit (loss) attributable to:
Shareholders of the company	$61	$369	$(400)	$1,230
Non-controlling interests	(36)	4	(71)	37
Profit (loss) for the period	$25	$373	$(471)	$1,267
Earnings (loss) per share
Basic	$0.11	$0.66	$(0.75)	$2.19
Diluted	$0.11	$0.66	$(0.75)	$2.16

Weighted average shares outstanding (millions)	531.0	556.7	535.5	562.5
Weighted average diluted shares outstanding (millions)	534.6	561.9	535.5	568.5
Shares outstanding at end of period (millions)	531.1	554.1	531.1	554.1
66    Teck Resources Limited 2020 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2020	2019	2020	2019

Profit (loss) for the period	$25	$373	$(471)	$1,267

Other comprehensive income (loss) for the period
Items that may be reclassified to profit (loss)
Currency translation differences (net of taxes of $(14), $6, $12, and $(16))	(138)	81	193	(179)
Change in fair value of debt securities (net of taxes of $nil, $nil, $nil and $nil)	–	–	–	1
	(138)	81	193	(178)
Items that will not be reclassified to profit (loss)
Change in fair value of marketable equity securities (net of taxes $(2), $nil, $(2), and $nil)	13	1	14	3
Remeasurements of retirement benefit plans (net of taxes of $(12), $(2), $18, and $(17))	29	7	(34)	55
	42	8	(20)	58
Total other comprehensive income (loss) for the period	(96)	89	173	(120)
Total comprehensive income (loss) for the period	$(71)	$462	$(298)	$1,147
Total other comprehensive income (loss) attributable to:
Shareholders of the company	$(76)	$92	$144	$(109)
Non-controlling interests	(20)	(3)	29	(11)
	$(96)	$89	$173	$(120)
Total comprehensive income (loss) attributable to:
Shareholders of the company	$(15)	$461	$(256)	$1,121
Non-controlling interests	(56)	1	(42)	26
	$(71)	$462	$(298)	$1,147

67    Teck Resources Limited 2020 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2020	2019	2020	2019

Operating activities
Profit (loss) for the period	$25	$373	$(471)	$1,267
Depreciation and amortization	412	436	1,104	1,204
Provision for (recovery of) income taxes	19	171	(116)	630
Asset impairment	–	–	647	171
Loss on debt redemption or purchase	–	–	11	224
Gain on debt prepayment option	–	–	–	(105)
Net finance expense	63	56	224	172
Income taxes paid	(55)	(150)	(155)	(524)
Remeasurement of decommissioning and restoration provisions for closed operations	28	2	(1)	53
Other	(28)	(15)	(137)	(20)
Net change in non-cash working capital items	(74)	189	(137)	(370)
	390	1,062	969	2,702
Investing activities
Expenditures on property, plant and equipment	(589)	(824)	(2,199)	(1,905)
Capitalized production stripping costs	(110)	(159)	(379)	(528)
Expenditures on investments and other assets	(54)	(43)	(135)	(123)
Proceeds from investments and assets	68	20	138	66
	(685)	(1,006)	(2,575)	(2,490)
Financing activities
Proceeds from debt	1,406	–	4,536	–
Redemption or purchase and repayment of debt	(866)	–	(2,888)	(835)
Repayment of lease liabilities	(41)	(37)	(124)	(107)
QB2 advances from SMM/SC	–	–	24	913
QB2 equity contributions by SMM/SC	–	406	–	797
QB2 partnering and financing transaction costs paid	–	(37)	(8)	(103)
Interest and finance charges paid	(104)	(104)	(291)	(315)
Issuance of Class B subordinate voting shares	–	2	–	10
Purchase and cancellation of Class B subordinate voting shares	–	(180)	(207)	(513)
Dividends paid	(27)	(28)	(80)	(84)
Distributions to non-controlling interests	–	(6)	–	(21)
	368	16	962	(258)

Effect of exchange rate changes on cash and cash equivalents	(6)	18	21	(69)
Increase (decrease) in cash and cash equivalents	67	90	(623)	(115)

Cash and cash equivalents at beginning of period	336	1,529	1,026	1,734
Cash and cash equivalents at end of period	$403	$1,619	$403	$1,619

68    Teck Resources Limited 2020 Third Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

(CAD$ in millions)	September 30, 2020	December 31, 2019

ASSETS

Current assets
Cash and cash equivalents	$403	$1,026
Current income taxes receivable	45	95
Trade and settlement receivables	1,075	1,062
Inventories	1,898	1,981
Prepaids and other current assets	354	331
	3,775	4,495

Financial and other assets	1,264	1,109
Investments in associates and joint ventures	1,114	1,079
Property, plant and equipment	32,792	31,355
Deferred income tax assets	211	211
Goodwill	1,111	1,101
	$40,267	$39,350

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$2,508	$2,498
Current portion of debt (Note 8)	83	29
Current portion of lease liabilities	143	160
Current income taxes payable	81	89
	2,815	2,776

Debt (Note 8)	5,778	4,133
Lease liabilities	608	512
QB2 advances from SMM/SC	962	912
Deferred income tax liabilities	5,573	5,902
Retirement benefit liabilities	556	505
Provisions and other liabilities	2,469	2,536
	18,761	17,276
Equity
Attributable to shareholders of the company	20,778	21,304
Attributable to non-controlling interests	728	770
	21,506	22,074
	$40,267	$39,350

69    Teck Resources Limited 2020 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Nine months ended September 30,
(CAD$ in millions)	2020	2019

Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,323	6,595
Share repurchases	(190)	(204)
Issued on exercise of options	–	13
End of period	6,133	6,404
Retained earnings
Beginning of period	14,447	15,495
IFRS 16 transition adjustment on January 1, 2019	–	(43)
Profit (loss) for the period attributable to shareholders of the company	(400)	1,230
Dividends paid	(80)	(84)
Share repurchases	(17)	(300)
Adjustment from SMM/SC transaction	–	4
Remeasurements of retirement benefit plans	(34)	55
End of period	13,916	16,357
Contributed surplus
Beginning of period	219	204
Share option compensation expense	17	14
Transfer to Class B subordinate voting shares on exercise of options	–	(3)
End of period	236	215
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	309	584
Other comprehensive income (loss)	144	(109)
Less remeasurements of retirement benefit plans recorded in retained earnings	34	(55)

End of period	487	420
Non-controlling interests
Beginning of period	770	134
Profit (loss) for the period attributable to non-controlling interests	(71)	37
Other comprehensive income (loss) attributable to non-controlling interests	29	(11)
Adjustments from SMM/SC transaction	–	675
Distributions	–	(21)
End of period	728	814
Total equity	$21,506	$24,216

70    Teck Resources Limited 2020 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).
These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. On October 26, 2020, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	AREAS OF JUDGMENT AND ESTIMATION UNCERTAINTY

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The areas of policy judgment are consistent with those reported in our 2019 annual consolidated financial statements. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. As disclosed in our 2019 annual consolidated financial statements, sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are far-reaching. To date there has been significant stock market volatility, volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people has become restricted. There continues to be significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts it may have on demand and prices for the commodities we produce, on our suppliers, on our employees and on global financial markets.

We continue to act to protect the safety and health of our employees, contractors and the communities in which we operate in accordance with guidance from governments and public health authorities. These measures combined with commodity market fluctuations resulting from COVID-19 have affected our financial results for the nine months ended September 30, 2020.

During the nine months ended September 30, 2020, we recorded inventory net realizable value write-downs of $117 million related to our energy, steelmaking coal and zinc businesses, of which $18 million was recorded in the third quarter. Additional write-downs of inventory or reversals of the write-downs may occur over the balance of 2020 as commodity prices and foreign exchange rates fluctuate. At the onset of the pandemic and through the second quarter, we slowed or suspended operations at certain of our mines and temporarily suspended construction at our Quebrada Blanca Phase 2 (QB2) project to safeguard the health of our employees. When our operations are producing at reduced levels, fixed overhead costs are only allocated to inventory based on normal production levels. Additionally, any abnormal COVID-19 related costs, such as idle labour, are expensed as incurred.

We recorded a property, plant and equipment impairment in the first quarter of $647 million related to our interest in Fort Hills (Note 4). Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present, and accordingly, whether impairment testing is required. In the current environment, assumptions about future commodity prices, exchange rates, interest rates and customer credit performance are subject to greater variability than normal, which could significantly affect the valuation of our assets, both financial and non-financial, in future periods. Our understanding of the longer-term impacts of COVID-19 on commodity markets continues to develop and there is heightened potential for changes in our estimates and judgments over the balance of 2020, and for the duration of the pandemic.

71    Teck Resources Limited 2020 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

2.	AREAS OF JUDGMENT AND ESTIMATION UNCERTAINTY, continued

For the three months ended September 30, 2020, we expensed costs of approximately $130 million relating to the continued suspension of construction and remobilization of our QB2 project. Of the $130 million, $107 million was recorded in other operating income (expense) and the remaining $23 million of costs relates to interest that would have been capitalized if QB2 was not suspended. Consistent with the return to active construction of the QB2 project in the third quarter, we re-commenced capitalization of borrowing costs on the project.

For the nine months ended September 30, 2020, we expensed costs of approximately $434 million as a result of reduced production levels at our operations, including the temporary shutdown of our Antamina operations and the suspension of construction of our QB2 project. Of the $434 million of expenses, $41 million was recorded in cost of sales and $290 million was recorded in other operating income (expense). The remaining $103 million of costs relates to interest that would otherwise have been capitalized if QB2 was not suspended.

Of the $290 million recorded in other operating income (expense) for the nine months ended September 30, 2020, $282 million is primarily related to the suspension of construction and care and maintenance activities at QB2 and is included in COVID-19 costs. The remaining $8 million relates to social responsibility and donations and other.

3.	REVENUES

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 10) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenues are accounted for at current market prices as if sales were made to arm’s-length parties and are eliminated on consolidation.

(CAD$ in millions)	Three months ended September 30, 2020
	Steelmaking Coal	Copper	Zinc	Energy	Total
Steelmaking coal	$699	$–	$–	$–	$699
Copper	–	546	–	–	546
Zinc	–	52	587	–	639
Blended bitumen	–	–	–	94	94
Silver	–	10	168	–	178
Lead	–	2	183	–	185
Other	–	14	75	–	89
Intra-segment	–	–	(139)	–	(139)
	$699	$624	$874	$94	$2,291

(CAD$ in millions)	Three months ended September 30, 2019
	Steelmaking Coal	Copper	Zinc	Energy	Total
Steelmaking coal	$1,277	$–	$–	$–	$1,277
Copper	–	522	–	–	522
Zinc	–	35	614	–	649
Blended bitumen	–	–	–	255	255
Silver	–	6	128	–	134
Lead	–	2	209	–	211
Other	–	36	87	–	123
Intra-segment	–	–	(136)	–	(136)
	$1,277	$601	$902	$255	$3,035

72    Teck Resources Limited 2020 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

3.	REVENUES, continued

(CAD$ in millions)	Nine months ended September 30, 2020
	Steelmaking Coal	Copper	Zinc	Energy	Total
Steelmaking coal	$2,514	$–	$–	$–	$2,514
Copper	–	1,403	–	–	1,403
Zinc	–	112	1,450	–	1,562
Blended bitumen	–	–	–	314	314
Silver	–	23	321	–	344
Lead	–	3	273	–	276
Other	–	58	241	–	299
Intra-segment	–	–	(324)	–	(324)
	$2,514	$1,599	$1,961	$314	$6,388

(CAD$ in millions)	Nine months ended September 30, 2019
	Steelmaking Coal	Copper	Zinc	Energy	Total
Steelmaking coal	$4,417	$–	$–	$–	$4,417
Copper	–	1,634	–	–	1,634
Zinc	–	125	1,802	–	1,927
Blended bitumen	–	–	–	762	762
Silver	–	17	270	–	287
Lead	–	4	295	–	299
Other	–	97	264	–	361
Intra-segment	–	–	(408)	–	(408)
	$4,417	$1,877	$2,223	$762	$9,279

4.	ASSET IMPAIRMENT

During the first quarter of 2020, we identified impairment indicators and recorded a pre-tax impairment of $647 million (after-tax $474 million) related to our interest in Fort Hills. The estimated post-tax recoverable amount of our interest in the Fort Hills CGU of $2.5 billion was lower than our carrying value. This impairment arose as a result of lower market expectations for future Western Canadian Select (WCS) heavy oil prices over the next three years combined with reduced production. The impairment affected the profit (loss) of our energy operating segment (Note 10).

Cash flow projections used in the analysis in the first quarter of 2020 were based on life of mine plans at the testing date and cash flows covering a period of 41 years. These plans included temporarily operating as a single train facility in 2020 and 2021, reducing production rates to approximately 50% of capacity with an increase to full production rates in 2022.

During the third quarter of 2020, we assessed whether there were any indicators of impairment or impairment reversals for our assets and did not identify any matters requiring us to perform an impairment test.

During the second quarter of 2019, we recorded a pre-tax impairment of $171 million (after-tax $109 million) related to our decision not to proceed with the MacKenzie Recap extension at our Cardinal River steelmaking coal operation.
73    Teck Resources Limited 2020 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

4.	ASSET IMPAIRMENT, continued

a)	Key Assumptions

The following are the key assumptions used in our impairment testing calculations for the Fort Hills CGU as at March 31, 2020:

March 31, 2020

WCS heavy oil prices	Current price used in initial year, increased to a real long-term price in 2024 of US$50 per barrel
Discount rate	5.4%
Long-term foreign exchange rate	1 U.S. to 1.30 Canadian dollars
Inflation rate	2%

Commodity Prices

Commodity price assumptions are based on a number of factors, including forward curves in the near term, and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on an oil sands weighted average cost of capital for Fort Hills. As at March 31, 2020, we used a discount rate of 5.4% real, 7.5% nominal post-tax for oil sands operations.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants. Long-term foreign exchange assumptions are from year 2024 onwards for analysis performed as at March 31, 2020.

Inflation Rates

Inflation rates are based on average historical inflation for the location of the operation and long-term government targets.

Reserves and Resources

Future oil production is included in projected cash flows based on oil reserve and resource estimates undertaken by appropriately qualified reserves evaluators.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of the operation, and the risks associated with the operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, which are generally for the extraction and processing of existing reserves and resources. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management. At March 31, 2020, the operating costs and capital expenditures for Fort Hills reflect the temporary reduction to a single production train and concurrent increase in unit operating costs for the near term.
74    Teck Resources Limited 2020 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

4.	ASSET IMPAIRMENT, continued

Recoverable Amount Basis

In the absence of a relevant market transaction, we estimate the recoverable amount of our CGUs on a FVLCD basis using a discounted cash flow methodology, taking into account assumptions likely to be made by market participants unless it is expected that the value-in-use methodology would result in a higher recoverable amount. For the asset impairment analysis performed as at March 31, 2020, we have applied the FVLCD basis. These estimates are classified as a Level 3 measurement within the fair value measurement hierarchy (Note 13).

b)	Sensitivity Analysis

The key inputs used in our determination of the recoverable amount interrelate significantly with each other and with our operating plan. For example, a decrease in long-term WCS prices would result in us making amendments to the long-term foreign exchange assumption and mine operating plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumptions increases.

The recoverable amount of our Fort Hills CGU is most sensitive to changes in WCS heavy oil prices, the Canadian/U.S. dollar exchange rates and discount rates. Ignoring the above described interrelationships, in isolation a US$1 decrease in the real long-term WCS heavy oil price would result in a reduction in the recoverable amount of approximately $147 million. A $0.01 strengthening of the Canadian dollar against the U.S. dollar would result in a reduction in the recoverable amount of approximately $51 million. A 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $117 million.

5.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2020	2019	2020	2019

Settlement pricing adjustments	$32	$(50)	$(26)	$(41)
Share-based compensation (Note 9(a))	(25)	27	(18)	2
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	(37)	(35)	(12)	(112)
Care and maintenance costs	(15)	(13)	(37)	(25)
Social responsibility and donations	(4)	(1)	(14)	(7)
Gain on sale of assets	47	1	55	3
Commodity derivatives	35	11	42	19
Take or pay contract costs	(26)	(29)	(76)	(93)
COVID-19 costs	(107)	–	(282)	–
Other	(27)	(18)	(58)	(66)
	$(127)	$(107)	$(426)	$(320)

75    Teck Resources Limited 2020 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

6.	FINANCE EXPENSE
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2020	2019	2020	2019

Debt interest	$72	$61	$202	$216
Interest on advances from SMM/SC	9	12	34	28
Interest on lease liabilities	10	9	28	30
Letters of credit and standby fees	11	14	35	37
Net interest expense on retirement benefit plans	1	2	3	5
Accretion on decommissioning and restoration provisions	28	29	84	83
Other	2	6	8	11
	133	133	394	410
Less capitalized borrowing costs	(68)	(68)	(161)	(197)
	$65	$65	$233	$213

7.	NON-OPERATING INCOME (EXPENSE)
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2020	2019	2020	2019

Foreign exchange gains (losses)	$(2)	$1	$8	$(12)
Gain on debt prepayment option	–	–	–	105
Loss on debt redemption or purchase	–	–	(11)	(224)
Other	(1)	–	56	26
	$(3)	$1	$53	$(105)

76    Teck Resources Limited 2020 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	DEBT
($ in millions)	September 30, 2020			December 31, 2019
	Face	Carrying	Fair	Face	Carrying	Fair
	Value	Value	Value	Value	Value	Value
	(US$)	(CAD$)	(CAD$)	(US$)	(CAD$)	(CAD$)

4.5% notes due January 2021 (b)	$–	$–	$–	$117	$152	$155
4.75% notes due January 2022 (b)	150	199	204	202	262	273
3.75% notes due February 2023 (b)	108	146	151	220	289	298
3.9% notes due July 2030 (a)	550	723	770	–	–	–
6.125% notes due October 2035	609	801	979	609	779	932
6.0% notes due August 2040	490	652	739	490	634	712
6.25% notes due July 2041	795	1,049	1,227	795	1,021	1,187
5.2% notes due March 2042	399	525	552	399	512	537
5.4% notes due February 2043	377	497	530	377	484	520
	3,478	4,592	5,152	3,209	4,133	4,614

QB2 project financing (c)	779	1,014	1,016	–	–	–
Revolving credit facilities (d)	129	172	172	–	–	–
Antamina term loans (e)	62	83	83	23	29	29
	$4,448	$5,861	$6,423	$3,232	$4,162	$4,643

Less current portion of debt	(62)	(83)	(83)	(23)	(29)	(29)
	$4,386	$5,778	$6,340	$3,209	$4,133	$4,614

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 13).

a)	Notes Issued

In June 2020, we issued US$550 million principal amount of senior unsecured notes due July 2030 (2030 Notes). The 2030 Notes have a coupon of 3.9% per annum and an effective interest rate, after taking into account issuance costs, of 4.08%. These notes were issued at 99.513% of face value.

Prior to April 15, 2030, the 2030 Notes can be redeemed, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount and (ii) a make-whole amount, plus in each case, accrued and unpaid interest to the redemption date. On or after April 15, 2030, the 2030 Notes are redeemable at a price equal to 100% of the principal amount plus accrued and unpaid interest to the redemption date.

Net proceeds from this issuance, after underwriting and issuance costs, were US$542 million. The net proceeds and available cash were used to finance the note tender offer described below in Note 8(b) and to reduce amounts outstanding on our US$4.0 billion revolving credit facility.

On September 30, 2020 we commenced an exchange offer on these notes that allows the holders to exchange their unregistered notes for publicly registered ones. The exchange offer is expected to close on October 30, 2020 and there will be no change to the aggregate principal amount of the notes as a result of it.

77    Teck Resources Limited 2020 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	DEBT, continued
b)	Note Purchases
In June 2020, we purchased US$268 million aggregate principal amount of our outstanding notes pursuant to cash tender offers and a private purchase, the latter of which had a US$13 million principal amount and settled in July 2020. The purchased notes comprised US$104 million of 4.5% notes due 2021, US$52 million of 4.75% notes due 2022 and US$112 million of 3.75% notes due 2023. The total cost of the purchases, including the premium for the purchase, was US$276 million. We recorded a pre-tax expense of $11 million in non-operating income (expense) (Note 7) in connection with the purchases.

In July 2020, we redeemed all of the outstanding 4.5% notes due 2021 that were not purchased as a part of the June 2020 tender offer. The total cost of the redemption, including the premium, was US$13 million.

c)	QB2 Project Financing

As at September 30, 2020, US$779 million was outstanding under the US$2.5 billion limited recourse QB2 project financing facility. Amounts drawn under the facility bear interest at the London Interbank Offered Rate (LIBOR) plus applicable margins that vary over time, and will be repaid in 17 semi-annual instalments starting the earlier of six months after project completion or June 2023. These project finance loans are guaranteed pre-completion on a several basis by Teck, Sumitomo Metal Mining Co., Ltd. (SMM) and Sumitomo Corporation (SC) pro rata to the respective equity interests in the Series A shares of Compañía Minera Teck Quebrada Blanca (QBSA). The loans are secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB2 project assets.

Cash and cash equivalents as at September 30, 2020 includes $144 million held in QBSA. These cash and cash equivalent balances are to be used within the entity for operating purposes and cannot be transferred to other entities within the group.

d)	Revolving Facilities

As at September 30, 2020, we had two committed revolving facilities in amounts of US$4.0 billion and US$1.0 billion. Any amounts drawn under these facilities can be repaid at any time and are due in full at their maturities in November 2024 and June 2022, respectively. As at September 30, 2020, US$129 million was outstanding on our US$4.0 billion revolving credit facility and the US$1.0 billion facility was undrawn. Amounts outstanding under the facilities bear interest at LIBOR plus an applicable margin based on credit ratings. These facilities require that our total net debt-to-capitalization ratio, which was 0.23 to 1.0 at September 30, 2020, to not exceed 0.60 to 1.0. Neither facility has an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at September 30, 2020, we were party to various uncommitted credit facilities providing for a total of $1.8 billion of capacity, and the aggregate outstanding letters of credit issued thereunder were $1.5 billion. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $436 million outstanding at September 30, 2020, which were not issued under a credit facility. These uncommitted credit facilities and stand-alone letters of credit are typically renewed on an annual basis.

We also had $647 million in surety bonds outstanding at September 30, 2020 to support current and future reclamation obligations.

78    Teck Resources Limited 2020 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	DEBT, continued
e)	Antamina Loan Facilities
In May 2020, the Antamina term loan agreement matured, and a new term loan agreement was entered into which matures in May 2021. Our 22.5% share of this loan is US$56 million of which US$45 million was outstanding at September 30, 2020. Amounts outstanding under the term loan bear interest at LIBOR plus applicable margins that vary over time. The term loan, which is denominated in U.S. dollars, is non-recourse to us and the other Antamina owners.

In September 2020, Antamina entered into a US$75 million promissory note that matures on September 22, 2021. Our 22.5% share of this promissory note is US$17 million, which was outstanding at September 30, 2020. The note bears interest at LIBOR plus a 1.05% margin.

Cash and cash equivalents as at September 30, 2020 includes $81 million held in Compañía Minera Antamina S.A (Antamina). These cash and cash equivalent balances are to be used within the entity for operating purposes and cannot be transferred to other entities within the group.

9.	EQUITY
a)	Share-Based Compensation
During the nine months ended September 30, 2020, we granted 6,103,960 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $14.36, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of the options issued was estimated at $4.76 per share option at the grant date using the Black-Scholes option pricing model. The option valuations were based on an average expected option life of 6.1 years, a risk-free interest rate of 1.19%, a dividend yield of 2.13% and an expected volatility of 41%. Share-based compensation expense related to stock options of $6 million and $17 million (2019 – $5 million and $14 million) was recorded for the three and nine months ended September 30, 2020, respectively.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units). DSUs are granted to directors only and RSUs are granted to both employees and directors. PSUs and PDSUs are granted to employees only.

During the nine months ended September 30, 2020, we issued 2,283,749 Units to employees and directors. DSUs and RSUs issued to directors vest immediately. RSUs, PSUs and PDSUs issued to employees vest in approximately three years. The PSUs and PDSUs have performance vesting criteria that may result in 0% to 200% of units ultimately vesting. The total number of Units outstanding at September 30, 2020 was 6,448,668.

Share-based compensation expense related to Units of $19 million and $1 million (2019 – $32 million recovery and $16 million recovery) was recorded for the three and nine months ended September 30, 2020, respectively.

b)	Accumulated Other Comprehensive Income
	September 30,	September 30,
(CAD$ in millions)	2020	2019

Currency translation differences	$492	$443
Loss on marketable equity and debt securities (net of tax of $2 and $4)	(4)	(22)
Share of other comprehensive loss of associates and joint ventures	(1)	(1)
	$487	$420

79    Teck Resources Limited 2020 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

9.	EQUITY, continued
c)	Dividends
Dividends of $0.05 per share (totaling $27 million) were paid on our Class A common and Class B subordinate voting shares in the third quarter of 2020.

d)	Normal Course Issuer Bids
On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

During the first quarter of 2020, we purchased and cancelled 16,292,441 Class B subordinate voting shares under our normal course issuer bid for $207 million. No purchases were made under our normal course issuer bid in the second and third quarters of 2020.

10.	SEGMENTED INFORMATION
Based on the primary products we produce and our development projects, we have five reportable segments which we report to our Chief Executive Officer — steelmaking coal, copper, zinc, energy and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expense) includes general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets have been allocated amongst segments.

	Three months ended September 30, 2020
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$699	$624	$1,013	$94	$–	$2,430
Less: Intra-segment revenues	–	–	(139)	–	–	(139)
Revenues	699	624	874	94	–	2,291
Cost of sales	(762)	(392)	(690)	(156)	–	(2,000)
Gross profit (loss)	(63)	232	184	(62)	–	291
Other operating income (expense)	(35)	(104)	(7)	3	(37)	(180)
Profit (loss) from operations	(98)	128	177	(59)	(37)	111

Net finance income (expense)	(15)	(34)	(12)	(6)	4	(63)
Non-operating income (expense)	–	(9)	(3)	–	9	(3)
Share of loss of associates and joint ventures	–	(1)	–	–	–	(1)
Profit (loss) before taxes	(113)	84	162	(65)	(24)	44
Capital expenditures	296	311	78	10	4	699

80    Teck Resources Limited 2020 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

10.	SEGMENTED INFORMATION, continued
	Three months ended September 30, 2019
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total
Segment revenues	$1,277	$601	$1,038	$255	$–	$3,171
Less: Intra-segment revenues	–	–	(136)	–	–	(136)
Revenues	1,277	601	902	255	–	3,035
Cost of sales	(852)	(458)	(695)	(243)	–	(2,248)
Gross profit	425	143	207	12	–	787
Other operating expense	(23)	(66)	(20)	(9)	(68)	(186)
Profit (loss) from operations	402	77	187	3	(68)	601

Net finance income (expense)	(15)	(36)	(11)	(5)	11	(56)
Non-operating income (expense)	3	6	(1)	–	(7)	1
Share of loss of associates and joint ventures	–	(1)	–	–	(1)	(2)
Profit (loss) before taxes	390	46	175	(2)	(65)	544
Capital expenditures	288	552	91	50	2	983

	Nine months ended September 30, 2020
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total
Segment revenues	$2,514	$1,599	$2,285	$314	$–	$6,712
Less: Intra-segment revenues	–	–	(324)	–	–	(324)
Revenues	2,514	1,599	1,961	314	–	6,388
Cost of sales	(2,273)	(1,108)	(1,585)	(594)	–	(5,560)
Gross profit (loss)	241	491	376	(280)	–	828
Asset impairment	–	–	–	(647)	–	(647)
Other operating expense	(66)	(352)	(49)	(8)	(118)	(593)
Profit (loss) from operations	175	139	327	(935)	(118)	(412)

Net finance expense	(43)	(122)	(33)	(19)	(7)	(224)
Non-operating income (expense)	16	52	3	1	(19)	53
Share of loss of associates and joint ventures	–	(3)	–	–	(1)	(4)
Profit (loss) before taxes	148	66	297	(953)	(145)	(587)
Capital expenditures	914	1,380	194	78	12	2,578
Goodwill	702	409	–	–	–	1,111
Total assets	16,358	14,094	4,010	3,197	2,608	40,267

81    Teck Resources Limited 2020 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

10.	SEGMENTED INFORMATION, continued
	Nine months ended September 30, 2019
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total
Segment revenues	$4,417	$1,877	$2,631	$762	$–	$9,687
Less: Intra-segment revenues	–	–	(408)	–	–	(408)
Revenues	4,417	1,877	2,223	762	–	9,279
Cost of sales	(2,546)	(1,390)	(1,742)	(721)	–	(6,399)
Gross profit	1,871	487	481	41	–	2,880
Asset impairment	(171)	–	–	–	–	(171)
Other operating expense	(87)	(163)	(30)	(20)	(233)	(533)
Profit (loss) from operations	1,613	324	451	21	(233)	2,176

Net finance income (expense)	(44)	(81)	(34)	(20)	7	(172)
Non-operating income (expense)	(11)	47	(6)	(2)	(133)	(105)
Share of loss of associates and join ventures	–	(1)	–	–	(1)	(2)
Profit (loss) before taxes	1,558	289	411	(1)	(360)	1,897
Capital expenditures	843	1,232	203	147	8	2,433
Goodwill	702	407	–	–	–	1,109
Total assets	16,054	12,707	4,188	6,262	2,606	41,817
11.	CONTINGENCIES
We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2020, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Ltd. (TML) in the Federal District Court for the Eastern District of Washington continues. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. TML has exhausted its appeal rights in respect of that decision. As a consequence of a ruling of the Ninth Circuit Court of Appeals, alleged damages associated with air emissions are no longer part of the case.

A hearing with respect to natural resource damages and assessment costs is expected to follow completion of the remedial investigation and feasibility study being undertaken by TAI.
82    Teck Resources Limited 2020 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

11.	CONTINGENCIES, continued
Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

During the year ended December 31, 2018, Teck Coal Limited (TCL) received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government in British Columbia. This permit references the Elk Valley Water Quality Plan, an area-based management plan developed by Teck in accordance with a 2013 Order of the British Columbia Minister of Environment. If federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. It is not possible at this time to fully assess the viability of TCL’s potential defences to any charges, or to estimate the potential financial impact on TCL of any conviction. Nonetheless, that impact may be material.

12.	SEASONALITY OF SALES
Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

13.	FAIR VALUE MEASUREMENTS
Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
83    Teck Resources Limited 2020 Third Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

13.	FAIR VALUE MEASUREMENTS, continued
Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in certain debt securities and certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at September 30, 2020 and December 31, 2019 are summarized in the following table:

(CAD$ in millions)	September 30, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$213	$–	$–	$213	$877	$–	$–	$877
Marketable equity securities	45	–	36	81	53	–	36	89
Debt securities	89	–	2	91	104	–	2	106
Settlement receivables	–	824	–	824	–	465	–	465
Derivative instruments and embedded derivatives	–	75	–	75	–	29	–	29
	$347	$899	$38	$1,284	$1,034	$494	$38	$1,566
Financial liabilities
Derivative instruments and embedded derivatives	$–	$24	$–	$24	$–	$33	$–	$33
Settlement payables	–	29	–	29	–	16	–	16
	$–	$53	$–	$53	$–	$49	$–	$49

In the first quarter of 2020, we measured certain non-financial assets at their recoverable amounts using a FVLCD basis, which is classified as a Level 3 measurement. Refer to Note 4 for information about these fair value measurements.

Unless disclosed elsewhere in our financial statements, the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

84    Teck Resources Limited 2020 Third Quarter News Release